UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2004

EDP- Electricidade de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X     Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No   X

FINANCIAL STATEMENTS

June 30, 2004, December 31, 2003 and

June 30, 2003

EDP - ELECTRICIDADE DE PORTUGAL, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets as at June 30, 2004 (unaudited) and December 31, 2003

	Notes	Jun 2004 USD’000 (*)	Jun 2004 Euro’000	Dec 2003 Euro’000
		(unaudited)	(unaudited)
Assets
Cash and cash equivalents	3	247,394	203,533	287,496
Accounts receivable - trade, net	4	1,316,056	1,082,728	1,108,064
Accounts receivable - other, net	5	770,104	633,570	651,843
Inventories	6	175,051	144,016	159,236

Total Current Assets		2,508,605	2,063,847	2,206,639

Long term receivables	7	702,123	577,641	435,842
Investments, net	8	2,177,591	1,791,519	1,622,451
Fixed assets,net	9	14,228,707	11,706,053	11,651,599
Other assets,net	10	3,222,218	2,650,940	2,734,138

Total Non-Current Assets		20,330,639	16,726,153	16,444,030

Total Assets		22,839,244	18,790,000	18,650,669

Liabilities and Shareholders’ Equity
Short term debt and current portion of long term debt	11	2,004,440	1,649,066	1,579,130
Accounts payable - trade	12	854,905	703,336	782,626
Accounts payable - other	13	261,673	215,280	187,262
Accrued cost	14	462,347	380,376	236,534
Taxes payable	15	248,733	204,634	269,103
Deferred revenue	16	476,623	392,121	235,764

Total Current Liabilities		4,308,721	3,544,813	3,290,419

Long term debt	11	7,063,108	5,810,866	5,913,579
Accrued pension and post retirement liabilities	17	647,559	532,751	562,263
Defered revenue and other liabilities	18	3,559,360	2,928,312	2,962,410

Total Non-Current Liabilities		11,270,027	9,271,929	9,438,252

Total Liabilities		15,578,748	12,816,742	12,728,671

Minority interests		284,228	233,836	236,485
Hydrological correction account	19	456,057	375,201	387,506

Share capital	20	3,646,500	3,000,000	3,000,000
Treasury stock	22	(67,554)	(55,577)	(49,020)
Reserves and retained earnings	23	2,607,182	2,144,946	1,965,918
Consolidated net profit	23	334,083	274,852	381,109

Total Shareholders’ Equity		6,520,211	5,364,221	5,298,007

Total liabilities and Shareholders’ equity		22,839,244	18,790,000	18,650,669

(*)	Converted at 1.2155 USD

See accompanying notes to the Consolitated Financial Statements

EDP - ELECTRICIDADE DE PORTUGAL, S.A. AND SUBSIDIARIES

Consolidated Profit and Loss Account

for the six-months ended June 30, 2004 (unaudited) and 2003 (unaudited)

	Notes	Jun 2004 USD’000 (*)	Jun 2004 Euro’000	Jun 2003 Euro’000
		(unaudited)	(unaudited)	(unaudited)
Revenues
Sales	24	3,968,458	3,264,877	3,146,515
Services rendered	24	324,666	267,105	199,176

		4,293,124	3,531,982	3,345,691

Operating costs and expenses, net
Raw materials and consumables	24	2,334,352	1,920,487	1,841,065
Personnel costs	25	394,714	324,734	345,273
Depreciation and amortization	26	472,583	388,797	408,346
Supplies and services	27	367,134	302,044	310,239
Own work capitalized	28	(126,626)	(104,176)	(116,659)
Concession and power-generating rents		115,148	94,733	87,948
Provisions	29	56,201	46,237	62,523
Other operating expenses / (income)	30	9,188	7,559	118

		3,622,694	2,980,415	2,938,853

Operating Margin		670,430	551,567	406,838

Interest and related income	31	127,494	104,890	128,789
Interest and related expenses	31	(348,054)	(286,346)	(311,320)
Other non-operating income / (expenses)	32	(24,401)	(20,075)	59,379

Profit before tax		425,469	350,036	283,686
Provision for income taxes	33	125,673	103,392	110,640

Profit after tax		299,796	246,644	173,046
Minority interests		(34,287)	(28,208)	(8,997)

Consolidated Net Proft		334,083	274,852	182,043

Net Profit per share - Basic - Euros	20	0.11 USD	0.09 euros	0.06 euros

(*)	Converted at 1.2155 USD

See accompanying notes to the Consolitated Financial Statements

EDP - ELECTRICIDADE DE PORTUGAL, S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

for the six-months ended June 30, 2004, and 2003

	Jun 2004 USD’000	Jun 2004 Euro’000	Jun 2003 Euro’000
	(unaudited)	(unaudited)	(unaudited)
Cash Flow from Operating Activities
Operating activities :
Cash receipts from customers	4,372,823	3,597,551	3,270,124
Cash paid to suppliers	(2,773,246)	(2,281,568)	(2,171,203)
Cash paid to staff	(463,334)	(381,188)	(391,511)
Concession rents paid	(113,593)	(93,454)	(87,948)

Cash flows provided by operating activities	1,022,650	841,341	619,462

Income tax received / (paid)	(83,642)	(68,813)	(93,031)
Other variations of operating	96,546	79,429	264,944

	12,904	10,616	171,913

Net Cash flow provided by Operating Activities	1,035,554	851,957	791,375

Cash Flow from Investing Activities
Cash receipts resulting from:
Investments and long term-receivables	3,846	3,164	20,677
Tangible and intangible fixed assets	9,011	7,413	122,916
Fixed assets subsidies	45,290	37,260	28,074
Interest	9,201	7,570	881
Dividends	10,909	8,975	31,481

	78,257	64,382	204,029

Cash payments resulting from:
Investments	(11,375)	(9,358)	(52,207)
Tangible and Intangible fixed assets	(679,818)	(559,291)	(422,045)

	(691,193)	(568,649)	(474,252)

Net Cash Flow used in Investing Activities	(612,936)	(504,267)	(270,223)

Cash Flow from Financing Activities
Loans repaid	(76,284)	(62,759)	(96,256)
Interest and similar costs	(180,392)	(148,410)	(154,896)
Dividends	(325,764)	(268,008)	(258,895)
Acquisition of treasury stock	(7,970)	(6,557)	(1,871)

	(590,410)	(485,734)	(511,918)

Net Cash Flow used in Financing Activities	(590,410)	(485,734)	(511,918)

Variation of cash and cash equivalents	(167,792)	(138,044)	9,234

Effect of currency translation differences	29,292	24,099	(65,732)
Cash and cash equivalents at the beginning of the period	(374,872)	(308,410)	(407,258)

Cash and cash equivalents at the end of the period (*)	(513,372)	(422,355)	(463,756)

(*)	See note 3 to the Financial Statements, detailing the breakdown of ‘Cash and Cash equivalents’

See accompanying notes to the Consolitated Financial Statements

EDP - ELECTRICIDADE DE PORTUGAL, S.A. AND SUBSIDIARIES

Changes in Consolidated Statements of Shareholders’ Equity

for the six-months ended June 30, 2004 (unaudited) and year ended December 31, 2003

	(Thousands of Euros)
	Total Shareholders’ Equity	Share capital	Legal and special reserve	Reserves and retained earnings	Fair value reserves and other valuation	Treasury stock
Balance as at December 31, Dec 2002	5,494,182	3,000,000	309,631	2,497,020	(268,975)	(43,494)

Transfer to reserves:
Legal and special reserves	—	—	16,760	(16,760)	—	—
Bonus to employees	(25,062)	—	—	(25,062)	—	—
Dividends paid (Eur 0.09 per share)	(268,275)	—	—	(268,275)	—	—
Purchase and sale of treasury stock	(5,526)	—	—	—	—	(5,526)
Net profit for the year	381,109	—	—	381,109	—	—
Deferred taxes	(252,296)			(252,296)
Effects arising from the implementation of IAS 36 and 39 in EDP Group:
- Financial instruments / Derivatives	131,181			131,181	—
- Reclassification of impairment of BCP in 2002(*)	—			(247,750)	247,750
- Fair value of investments available for sale	10,758			—	10,758
- Reversion of Fair value of Iberdrola in 2002	21,223			—	21,223
Exchange differences arising on consolidation	(193,032)	—	—	(193,032)	—	—
Other reserves arising on consolidation	3,745	—	—	3,745	—	—

Balance as at December 31, Dec 2003	5,298,007	3,000,000	326,391	2,009,880	10,756	(49,020)

Transfer to reserves:
Legal and special reserves	—	—	19,055	(19,055)	—	—
Bonus to employees	(20,722)	—	—	(20,722)	—	—
Dividends paid (Eur 0.09 per share)	(268,008)	—	—	(268,008)	—	—
Purchase and sale of treasury stock	(6,557)	—	—	—	—	(6,557)
Net profit for the period	274,852	—	—	274,852	—	—
Deferred taxes	(31,256)	—	—	(31,256)	—	—
Effects arising from IAS 36 and 39 in EDP Group:
- Financial instruments / Derivatives	(2,147)	—	—	(2,147)	—	—
- Fair value of investments available for sale	149,633	—	—	—	149,633	—
Exchange differences arising on consolidation	(12,952)	—	—	(12,952)	—	—
Other reserves arising on consolidation	(16,629)	—	—	(16,629)	—	—

Balance as at June 30, 2004 (unaudited)	5,364,221	3,000,000	345,446	1,913,963	160,389	(55,577)

(*)	This reclassification is caused by the implementation of IAS 39 and IAS 36 in 2003, specifically the application of the concept of impairment loss in the event of conditions that can be considered as being of a permanent nature. It is considered that the depreciation in value of the financial investment in BCP has these characteristics and, consequently, that the impairment loss would be recorded within retained earnings in the opening balance sheet of 2003, whilst the amount remains within equity as a fair value adjusted for 2002 in accordance with the principles of adopting new standards within the Portuguese accounting framework.

See accompanying notes to the Consolitated Financial Statements

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

These interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interin periods presented. The interim information has been prepared on a basis consistent with those used to prepare the annual financial statements, except for matters referred in Note 2.

1. The business operations of the EDP Group

The EDP Group operates mainly in the Iberian and Brazilian markets in the electricity and telecommunications sectors.

Activity in the Energy Sector on the Iberian Peninsula

In Portugal, the National Electricity System (SEN) is based on the coexistence of a Public Service Electricity System (SEP) and of an Independent Electricity System (SEI), the latter comprising the Non-binding Electricity System (SENV) and the Special Regime Producers (PRE).

The SEP comprises the National Transport Network (RNT), Binding Producers, Binding Distributors and Binding Customers. The RNT, under concession to REN - Rede Eléctrica Nacional, S.A., is in charge with providing electricity transport and with the overall technical management of the SEP. Binding Producers are tied to RNT by long-term exclusive supply contracts. Binding Distributors are obliged to supply their customers in accordance with fixed prices, under the law, by the Energy Services Regulatory Entity (ERSE). Binding Customers are entities and individuals that cannot opt for a SENV supplier (currently low-tension consumers), or either those that are able to do so, but opt to acquire electricity from their respective binding distributor under conditions determined by the ERSE. The SENV essentially comprises Non-binding Producers and Non-binding Customers, the latter being entitled to use the SEP networks using fixed tariffs determined by ERSE under the terms of the law.

Special Regime Producers operate in the renewable energies and cogeneration areas, delivering their electricity to the SEP networks under special legislation. In accordance with the law, the ERSE is in charge with exercising the regulation of the sector, through the preparation, issue, and application of regulations, and also through the definition of the tariffs both for the use of infrastructure and for the supply of electricity to SEP customers. Through the generation and distribution companies, the EDP Group plays a fundamental role in the entire SEN, and has a relevant position within the SEP, and also owns generation companies that operate within the SEI both at the level of the SENV and at the level of the PREs.

In Spain, the EDP Group has a 40% shareholding in Group Hidroeléctrica del Cantábrico, S.A. (Hidrocantábrico), a company in which it undertakes a joint operational management. Hidrocantábrico is the parent company that carries on the business in the electricity (generation, transport, distribution and supply), gas (distribution and supply) and telecommunications sectors. This EDP shareholding in Hidrocantábrico constitutes part of a strategy for the integration and consolidation of the Iberian energy market.

Activity in the Energy Sector in Brazil

In Brazil, the EDP Group operates in the electricity sector, namely in generation, distribution and supply. In distribution it has a 96.5% shareholding in Bandeirante Energia S.A., and 99.97% of IVEN, S.A., which controls Escelsa Espírito Santo Centrais Eléctricas, S.A., and Enersul Empresa Energética do Mato Grosso do Sul S.A..

In the electricity generation sector, the EDP Group has holdings in Usina Hidroeléctrica (UHE), Lajeado (27.65%), Usina Termoeléctrica (UTE) and Fafen (79.6%); in partnership with the Rede Group of Brazil was successful in the auctions for the concession of the construction and operation of Peixe Angical and Couto Magalhães hydroelectric power stations.

In the supply business, in addition to the business carried on by the distribution companies, the EDP Group operates in the electricity trading market through Enertrade, a wholly owned Group company.

Low-tension Electricity Distribution Concession Regime

In accordance with specific legislation (Decree-Law 344-B/82), the right to distribute low-tension electricity in Portugal is in the hands of the municipalities (local authorities). However, EDP is allowed to carry on this activity, under concession, by entering into concession contracts generally with a 20 year term, which can be revoked with 2 years notice. Since 1994, when EDP was restructured as a Group by splitting into new companies, these concession terms were maintained in relation to the 4 electricity distribution companies set-up at that time and later merged in 2000 into EDP Distribuição S.A.. In respect to these concessions, a rent is paid to the concessor municipalities.

Activity in the Telecommunications Sector

In the telecommunications sector, the EDP Group holds 56.03% of the share capital of ONI SGPS (ONI), the remaining capital is held by BCP, GALP Energia and Brisa. ONI operates in fixed telecommunications, providing voice and data services in the Portuguese market (both corporate and residential customers) and in the Spanish market (in the corporate segment).

Activity in the Information Technologies Sector

The EDP Group operates in the information technologies through EDINFOR - Sistemas Informáticos S.A., a wholly owned subsidiary which holds 57.8% of ACE, engaged namely in consultancy, systems integration, processing, application outsourcing, IT infrastructure, georeferenced solutions, printing solutions, and finishing.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

Public Domain Assets

In Portugal some fixed assets allocated to electricity generation and distribution within the SEP are subject to the public domain regime. However, EDP has the authority to operate and manage these assets in the binding sector only, and never for any other purpose. In Brazil the fixed assets used in the distribution and supply of electricity are tied to those services and cannot be withdrawn, sold, assigned or mortgaged without the prior express consent of the Regulator. ANEEL has already created regulations releasing the assets of the Public Electricity Service concessions, granting prior authorisation for the release of assets of no use to the concession, provided they are to be sold, further determining that the product of the sale be deposited in a tied bank account, to be used in the concession.

2. Accounting policies

Basis of presentation

The Group’s parent company, EDP – Electricidade de Portugal, S.A. (hereinafter known as EDP), was incorporated in 1976 as a consequence of the nationalisation and consequent merger of the principal companies of the electricity sector operating in mainland Portugal. Its registered office is in Lisbon at Praça Marquês de Pombal, 12, 6º. During 1994, as established by Decree-Law 7/91 and 131/94, the EDP Group was established (hereinafter known as EDP Group or Group) following the split of EDP, which led to a number of subsidiaries wholly owned by EDP itself, directly or indirectly. The Group’s businesses are currently focused on the generation, distribution and supply of electricity, on the distribution and supply of gas, on telecommunications and on information technologies. Although complementary, the Group currently operates as well in related areas such as water, engineering, laboratory tests, vocational training and property management.

The Consolidated Financial Statements of the EDP Group have been prepared in accordance with accounting principles generally accepted in Portugal (“Portuguese GAAP”), except as provided in notes 17 and 35 particularly as a result of the adoption of International Accounting Standards IAS 19, IAS 32, IAS 36 and IAS 39. The Consolidated Financial Statements have been prepared from the accounting records of EDP and its subsidiary companies listed below. Portuguese GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). A description of these differences and their effects on consolidated net income and shareholders’ equity are set forth in Note 37. The financial statements also include certain reclassifications and additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America.

Convenience translation (unaudited): the Company maintains its accounting records and prepares its financial statements in Euro. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the June 30, 2004 rate of 1,2155 Euro to the dollar (closing rate per Bank of Portugal). Such translations should not be construed as representations that the Euro amounts represent, or have been or could be converted into United States dollars at that or any other rate.

The preparation of the financial statements in conformity with Portuguese GAAP, together with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Some of the more significant estimates and assumptions relate to the hydrological correction account, depreciation and impairment of long lived assets, fair value of finacial investments, provision for employee retirement benefits and deferred taxes. Actual results could differ from those estimates.

The accounting standards are as described in Note 2 of Part III – Form 20F as at December, 2003 for EDP Group.

The accounting standards are consistent with those applied in the first half of 2003, with the exception to:

a)	In June 2003, under Portuguese GAAP, the EDP Group did not measure its derivatives and investments at fair value. During the second half of 2003 the EDP Group made early implementation of International Accounting Standards IAS 32, IAS 36 and IAS 39. The effect before taxes resulting from this adoption as at June 30, 2003 would be as follows:

	Assets	Liabilities	Shareholders’ Equity	Profit before tax for the period
	DR / (CR) Euro’000	DR / (CR) Euro’000	DR / (CR) Euro’000	DR / (CR) Euro’000
Derivatives	294,309	(82,116)	(131,181)	(81,102)
Investments	311,058	(272,697)	(38,361)	—

b)	Compensation of depreciation of portion funded by clients of fixed assets is presented in 2004 as a deduction to the amortizations instead of being recognized as other non-operating income. Thus in June 30, 2003 the other non-operating income included Eur 34.38 million related to the depreciation of the portion of fixed assets funded by clients.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

3. Cash and cash equivalents

The balance Cash and cash equivalents is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Cash:
- Cash in hand	2,889	20,375

	2,889	20,375

Bank deposits:
- Current deposits	102,807	116,205
- Short term deposits	4,267	6,963
- Other deposits	4,455	—

	111,529	123,168

Negotiable securities:
- Other securities	56,376	56,291

	56,376	56,291

Other treasury placements:
- Financial products at domestic banks	20,300	85,300
- Financial products at foreign banks	12,445	2,368

	32,745	87,668

Provision	(6)	(6)

	203,533	287,496

With reference to the consolidated statement of cash flows, the breakdown for the purpose of determination and detailing the Cash and Cash equivalents components, is as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Cash components:
- Cash	2,889	20,375
- Bank deposits	111,529	123,168
- Negotiable securities	56,376	56,291

	170,794	199,834

Cash equivalents:
- Other treasury securities	32,745	87,668
- Overdrafts	(625,894)	(595,912)

	(593,149)	(508,244)

Cash and cash equivalents	(422,355)	(308,410)

4. Accounts receivable - Trade, net

This balance Accounts receivable - Trade, net is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Resident customers:
State and official entities	43,853	36,234
Local authorities	30,689	31,041
Corporate sector and individuals	767,297	789,986
Unbilled receivables	50,912	85,193
Trade accounts - bills receivable	1	46

	892,752	942,500

Non-resident customers:
Corporate sector and individuals	187,312	158,490

	187,312	158,490

	1,080,064	1,100,990

Doubtful debt	191,977	188,689
Provision for doubtful debt	(189,313)	(181,615)

	1,082,728	1,108,064

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

5. Accounts receivable - Other, net

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Other accounts receivable - Short term / Current
State and other public entities:
- Income tax	3,972	73,398
- Value added tax	85,937	100,730
- Other taxes	14,550	5,647
Other related companies	3,948	1,178
Advances to suppliers	3,408	2,478
Other debtors:
- Account with the Pension Fund	12,120	12,120
- Amounts owed to staff	2,863	8,536
- Amounts owed by the State and Concessors	10,697	6,879
- Debtors in respect of other goods and services	90,721	94,437
- Regulatory assets	27,269	51,732
- INAG/EDP Protocol - Alqueva	26,082	26,082
- Advances to pensioners	17,024	8,497
- Other debtors and sundry operations	29,152	7,344

	327,743	399,058

Provision for short-term debtors	(10,646)	(9,335)

	317,097	389,723

Accrued income
- Interest receivable	294,109	193,234
- For sales and services provided	5,321	7,368
- Other accrued income	17,043	61,518

	316,473	262,120

	633,570	651,843

6. Inventories

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Merchandise	13,498	15,794
Purchases and advances on account of purchases	5,834	2,291
Finished and intermediate products	619	569
Products and work in progress	3,998	3,648
Sub-products, waste, residues and scrap	2,188	1,989
Raw and subsidiary materials and consumables:
Coal	19,833	24,920
Fuel	29,919	47,530
Other consumables	68,137	62,495

	144,026	159,236
Provision for inventories	(10)	—

	144,016	159,236

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

7. Long term receivables, net

The balance Long term receivables, net is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Trade accounts receivable - Medium and long-term / Non Current:
Resident customers:
Customers - Local government - Debt at December 31, 1988 (i)	180,452	181,689
Corporate sector and individuals	17,885	5,017
Trade accounts - bills receivable	414	413

	198,751	187,119

Provision for local government customers at December 31, 1988	(88,228)	(101,322)

	110,523	85,797

Trade accounts receivable - Medium and long term / Non Current
Other related companies	10,934	—
Other debtors:
- Fixed assets in compensated integration (ii)	9,270	9,270
- Regulatory assets:
Portugal (iii)	223,328	148,352
Brazil	128,138	127,256
- Performance bonds and tied deposits	49,748	44,991
- Other debtors and sundry operations	53,242	20,176

	474,660	350,045

Provision for medium-/long-term debtors - Non current	(7,542)	—

	467,118	350,045

	577,641	435,842

(i)	The amount of this heading is shown net of the compensation of debits related to assets undergoing integration to be transferred to the Group and of the rents owed by the Group on that date.
(ii)	Compensated fixed assets undergoing integration correspond to the net amounts, on integration date, of the debts of local authorities up to December 31, 1988, compensated by means of the respective assets undergoing integration (Tangible Fixed Assets under the regime of Decree-law 344-B/82). The transfer of these amounts to tangible fixed assets is awaiting formalisation of the concession contracts or debt regularisation protocols to be entered into by EDP and the local authorities.
(iii)	The regulatory assets Portugal heading shows the costs associated with the 2003 Human Resources Rationalisation Plan in EDP Distribuição, which were accepted by the Energy Services Regulatory Entity as an investment amortizable over a period of 20 years, beginning in 2005.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

8. Investments

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Shareholdings
Subsidiary companies	65	1,305
Associate companies	431,527	441,449
Investments in other companies	1,485,224	1,351,958

	1,916,816	1,794,712

Investment in properties
Buildings and other constructions	1,390	1,417

	1,390	1,417

Other financial investments
Bank deposits	5,000	—
Public debt securities	19	19
Other securities	38,244	70,143
Other financial investments	6,245	4,029
Amounts recoverable from the sale of Oniway	90,339	39,667

	139,847	113,858

	2,058,053	1,909,987

Provision for financial assets :
Shareholdings	(265,012)	(285,790)
Other financial investments	(1,161)	(1,391)

	(266,173)	(287,181)

Amortization of investment in properties	(361)	(355)

	(361)	(355)

	(266,534)	(287,536)

	1,791,519	1,622,451

The breakdown of Shareholdings is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Investment in subsidiary companies:
Other	65	1,305

	65	1,305

Investment in associated companies:
DECA - Distribucion Eléctrica Centroamerica, SA	69,135	67,894
Companhia de Electricidade de Macau	59,649	65,129
REN - Rede Eléctrica Nacional, SA	248,694	254,223
Associated Companies of Hidrocantábrico Group	36,813	39,398
Portsines - Terminal de Sines	7,501	7,501
Turbogás - Produtora Energética	7,499	5,211
Other	2,236	2,093

	431,527	441,449

Investment in other companies
CERJ - Companhia Eléctrica do Estado Rio Janeiro	95,050	97,767
Galp, SGPS	457,201	328,211
BCP - Banco Comercial Português	552,789	552,789
OPTEP (Optimus)	315,000	314,750
Other companies	65,184	58,441

	1,485,224	1,351,958

	1,916,816	1,794,712

The subsidiary and associated companies incorporated in the consolidated accounts by the full consolidated method, the proportional method and by the equity method are referred in the 2003 Financial Statements.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

The new Subsidiary Companies acquired and incorporated since December 31, 2003, fully consolidated were as follows:

Subsidiary Companies	Head office	Share capital / Currency	Shareholders’ Equity 31 Dec 2003 Euro’000	Net Profit 31 Dec 2003 Euro’000	% Group
Digihotel, S.A.	Lisbon	249 500 EUR	153	99	57.77%
Digigest, S.A.	Lisbon	149 700 EUR	(45)	—	57.77%
Digitec, S.A.	Lisbon	74 850 EUR	8	—	57.77%
Greatplains, S.A.	Lisbon	224 550 EUR	(363)	—	55.65%
Case Edinfor ÁSIA, Lda	Macao	25 000 MOP	12	(10)	57.77%
EDP - Investments and Services, Limited	Cayman Island	1,000 USD	792	—	100.00%

After December 31, 2003, Subsidiary Companies sold were as follows:

Subsidiary Companies	Head office	Share capital / Currency	Shareholders’ Equity 31 Dec 2003 Euro’000	Net Profit 31 Dec 2003 Euro’000	% Group
ONI Way	Lisbon	300 000 000 EUR	5,810	(14,369)	56.02%

9. Fixed assets

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Fixed assets under the Decree Law 344-B/82 regime	240,607	240,607
Land and natural resources	128,051	128,169
Buildings and other constructions	393,047	410,982
Plant and machinery:
Hydroelectric generation	6,937,749	6,952,258
Thermoelectric generation	3,602,883	3,405,254
Renewables generation	61,245	42,795
Electricity distribution	12,857,159	12,675,981
Other plant and machinery	721,166	714,415
Transport equipment	74,845	75,761
Office equipment and utensils	357,498	344,250
Other tangible fixed assets	36,243	22,393
Fixed assets in progress	1,183,812	1,187,302

	26,594,305	26,200,167

Accumulated depreciation
Depreciation charges for the year	(404,757)	(391,467)
Other accumulated depreciation	(14,483,495)	(14,157,101)

	(14,888,252)	(14,548,568)

	11,706,053	11,651,599

‘Tangible fixed assets under the Decree-Law 344-B/82 regime’ are those assets allocated to low-tension in electricity distribution transferred from the local authorities under the concession regime. These assets, though operated by the Group, continue to be the property of the local authorities and are accounted as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Fixed assets under the DL 344-B/82 regime	240,607	240,607
Accumulated depreciation	(232,831)	(231,528)

Net amount	7,776	9,079

Part of these assets may be transferred to Group ownership by settlement, by offsetting accounts in respect of debts of the respective municipalities (State and oficial entities) pending settlement (see Note 4).

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

Tangible fixed assets during the 1st half of 2004, are analysed as follows:

	Balance January 1st Euro’000	Acquisitions / Charge year Euro’000	Disposals Euro’000	Transfers Euro’000	Changes in Subsidiaries / Other Euro’000	Balance June 30 Euro’000
Cost :
Fixed assets under the DL 344-B/82 regime	240,607	—	—	—	—	240,607
Land and natural resources	128,169	717	(419)	462	(878)	128,051
Buildings and other constructions	410,982	2,054	(3,117)	(12,487)	(4,385)	393,047
Plant and machinery	23,790,703	76,995	(32,286)	402,044	(57,254)	24,180,202
Transport equipment	75,761	2,052	(3,576)	990	(382)	74,845
Office equipment and utensils	344,250	4,672	(982)	10,006	(448)	357,498
Other tangible fixed assets	22,393	44,032	—	13,599	(43,781)	36,243
Fixed assets in progress	1,187,302	377,588	(116)	(414,614)	33,652	1,183,812

	26,200,167	508,110	(40,496)	—	(73,476)	26,594,305

Accumulated depreciation :
Fixed assets under the DL 344-B/82 regime	231,528	1,303	—	—	—	232,831
Buildings and other constructions	166,403	4,658	(1,153)	—	(1,518)	168,390
Plant and machinery	13,911,573	368,789	(29,753)	—	(20,828)	14,229,781
Transport equipment	54,532	4,815	(2,875)	—	(230)	56,242
Office equipment and utensils	180,109	23,276	(905)	—	(7,308)	195,172
Other tangible fixed assets	4,423	1,916	—	—	(503)	5,836

	14,548,568	404,757	(34,686)	—	(30,387)	14,888,252

As at June 30, 2004, for the Group, the cost of tangible fixed assets financed by leasing is in the amount of Eur 39.8 million (accumulated depreciation in the amount of Eur 8.5 million) and the respective falling due in the amount of Eur 28.3 million.

10. Other assets

The balance Other assets is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Intangible assets	933,715	950,182
Goodwill	873,849	899,514
Deferred taxes	546,683	609,338
Deferred costs	296,693	275,104

	2,650,940	2,734,138

The balance Intangible assets is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Intangible assets
Set-up costs	85,455	85,157
Research and development costs	98,129	103,302
Industrial property and other rights	176,775	158,057
Fixed assets in progress and other fixed assets	13,148	21,944
Other intangible assets on telecommunications business	40,209	40,209
Concession rights in Brazil and Spain	835,583	835,366

	1,249,299	1,244,035

Accumulated amortization
Amortization of concession rights during the period	(15,220)	(30,439)
Amortization of intangible fixed assets during the period	(22,015)	(42,501)
Other accumulated amortization	(278,349)	(220,913)

	(315,584)	(293,853)

	933,715	950,182

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

Intangible assets during the 1st half of 2004, are analysed as follows:

	Balance January 1st Euro’000	Acquisitions / Charge year Euro’000	Disposals Euro’000	Transfers Euro’000	Changes in Subsidiaries / Other Euro’000	Balance June 30 Euro’000
Cost :
Set-up costs	85,157	308	(133)	(74)	197	85,455
Research and development costs	103,302	190	(5,946)	323	260	98,129
Industrial property and other rights	158,057	269	(4)	20,030	(1,577)	176,775
Fixed assets in progress and other fixed assets	21,944	4,040	(179)	(14,568)	1,911	13,148
Other intangible assets on telecommunications business	40,209	—	—	—	—	40,209
Concession rights in Brazil and Spain	835,366	2,167	—	(5,711)	3,761	835,583

	1,244,035	6,974	(6,262)	—	4,552	1,249,299

Accumulated amortization :
Set-up costs	64,855	7,785	(39)	—	(6,391)	66,210
Research and development costs	44,606	8,879	(2,342)	—	(95)	51,048
Industrial property and other rights	32,376	4,243	17	—	(8,086)	28,550
Other intangible assets on telecommunications business	14,571	1,108	—	—	1,457	17,136
Concession rights in Brazil and Spain	137,445	15,220	—	—	(25)	152,640

	293,853	37,235	(2,364)	—	(13,140)	315,584

The Concession rights heading, resulting from the difference between cost and the proportional fair value of the company’s assets on the date of acquisition, is analysed as follows for the following acquisitions:

	Jun 2004			Dec 2003
	Concession Rights Euro’000	Accumulated amortization Euro’000	Net Amount Euro’000	Concession Rights Euro’000	Accumulated amortization Euro’000	Net Amount Euro’000
Electricity Business - Brazil
Bandeirante Energia	274,949	(58,876)	216,073	275,279	(54,483)	220,796
Escelsa / Enersul	560,634	(93,764)	466,870	560,087	(82,962)	477,125

	835,583	(152,640)	682,943	835,366	(137,445)	697,921

Amortization charges for the period		(15,220)			(30,439)

The Concession rights over the Brazilian electricity distribution subsidiaries, particularly over Bandeirante Energia SA, Escelsa - Espírito Santo Centrais Eléctricas SA, and Enersul - Empresa Energética do Mato Grosso do Sul SA, are amortized using the straight-line method over the life of the concessions, up to 2025 and 2030 respectively. In June 2003, amortization of the period was Eur 22,977 thousand.

As at June 30, 2004, by business area, the main Research and development projects are as follows:

	Amount invested Euro’000	Accumulated amortization Euro’000	Net Amount Euro’000
Development projects by business area:
Electricity generation	18,498	(12,167)	6,331
Information technologies	8,751	(5,544)	3,207
Telecommunications	67,254	(32,387)	34,867
Other	3,626	(950)	2,676

	98,129	(51,048)	47,081

As at June 30, 2004, the breakdown of the Industrial property and other rights assets, is as follows:

	EDP Group Company	Amount invested Euro’000	Accumulated amortization Euro’000	Net Amount Euro’000
Software licensing	Brazil and Hidrocantábrico	66,093	(19,516)	46,577
Optic fibre usage rights	ONI Telecom	108,932	(8,071)	100,861
Other	Other companies	1,750	(963)	787

		176,775	(28,550)	148,225

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

The breakdown of Goodwill is as follows:

	Jun 2004			Dec 2003
	Goodwill Euro’000	Accumulated amortization Euro’000	Net Amount Euro’000	Goodwill Euro’000	Accumulated amortization Euro’000	Net Amount Euro’000
Electricity Business
Hidrocantábrico Group	758,014	(78,488)	679,526	752,676	(46,319)	706,357
Investco	2,108	(158)	1,950	2,177	(127)	2,050
Enerpeixe	1,014	(28)	986	1,629	(4)	1,625

	761,136	(78,674)	682,462	756,482	(46,450)	710,032

Telecommunications Business
Comnexo	21,103	(9,454)	11,649	21,103	(8,399)	12,704
Comunitel Global	91,393	(27,266)	64,127	86,157	(22,889)	63,268
Other	12,782	(2,024)	10,758	12,779	(1,385)	11,394

	125,278	(38,744)	86,534	120,039	(32,673)	87,366

Information Technology Business
ACE, SGPS	58,844	(10,298)	48,546	58,844	(8,827)	50,017
Case Edinfor	3,612	(1,264)	2,348	3,612	(1,084)	2,528
Copidata	4,064	(4,064)	—	4,064	(3,861)	203
S-Tecno Serviços TI	3,926	(1,374)	2,552	3,926	(1,178)	2,748
Other	8,660	(2,742)	5,918	8,827	(2,428)	6,399

	79,106	(19,742)	59,364	79,273	(17,378)	61,895

Other Businesses
Affinis Serviços	12,725	(1,007)	11,718	12,725	(689)	12,036
Turbogás	18,174	(1,363)	16,811	18,174	(908)	17,266
Companhia Electricidade Macau	17,110	(7,842)	9,268	16,543	(6,893)	9,650
Other	9,254	(1,562)	7,692	2,127	(858)	1,269

	57,263	(11,774)	45,489	49,569	(9,348)	40,221

	1,022,783	(148,934)	873,849	1,005,363	(105,849)	899,514

Amortization charges for the period		(29,644)			(54,439)

Goodwill in respect of subsidiary and associate companies is amortized using the straight-line method over the estimated useful life (10 years in general, and 20 years for ACE, Affinis, Turbogás and Hidrocantábrico). In June 2003, amortization of the period was Eur 25,704 thousand.

In respect of Deferred tax assets, the EDP Group records in its accounts the tax effect arising from temporary differences between the assets and liabilities determined from an accounting standpoint and from a taxation standpoint, and this is broken down by company as follows:

	Deferred Tax Assets
	Jun 2004 Euro’000	Dec 2003 Euro’000
Individual - EDP, SA	284,231	336,924
ONI Group	101,915	107,831
EDP Produção Group	1,037	1,037
EDP Brazil Group	131,313	131,707
Hidrocantábrico Group	9,162	12,814
EDP Finance BV	18,510	18,510
Other	515	515

EDP Group	546,683	609,338

The balance Deferred costs is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Deferred costs :
- Rents	14,158	1,771
- Expenditure on concessions	11,148	11,499
- Accrued maintenance	3,828	18,172
- Compensation of fuel costs	140,455	130,502
- Deferred retirement benefit obligation	47,991	50,993
- Cost of negotiating loans (BEI)	22,316	24,537
- Discounts on bond issues	5,959	6,434
- Other deferred costs	50,838	31,196

	296,693	275,104

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

11. Debt - Short and long term

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Short term loans - Current
Overdrafts :
- EDP, SA	20,424	—
- ONI Group	595,100	592,298
- Grupo Edinfor	10,248	—
- Other	122	3,614

	625,894	595,912

Bank loans:
- EDP, SA	258,231	315,711
- ONI Group	91,071	51,395
- Edinfor Group	4,947	—
- Produção Group	4,718	—
- Brazil Group	199,286	225,530
- Hidrocantábrico Group	27,623	24,360
- EDP Finance BV	93,524	93,524
- Other	33,897	46,977

	713,297	757,497

Bonds issued - Non convertible:
- EDP, SA	9,975	10,221
- EDP Finance BV	45,500	45,500

	55,475	55,721

Commercial paper
- EDP, SA	220,000	170,000
- Grupo Hidrocantábrico	34,400	—

	254,400	170,000

	1,649,066	1,579,130

Medium and long term loans - Non Current
Bank loans:
- EDP, SA	592,133	631,021
- ONI Group	—	41,732
- Edinfor Group	6,488	—
- Produção Group	30,664	—
- Brazil Group	336,101	237,662
- Hidrocantábrico Group	666,134	761,800
- EDP Finance BV	550,000	550,000
- Other	15,895	67,032

	2,197,415	2,289,247

Bonds issued - Non convertible:
- EDP, SA	2,466,323	2,476,551
- EDP Finance BV	963,694	963,694
- Brazil Group	83,434	84,087

	3,513,451	3,524,332

Commercial paper
- EDP, SA	100,000	100,000

	100,000	100,000

	5,810,866	5,913,579

	7,459,932	7,492,709

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

As of June 30, 2004, the scheduled repayments of the long-term portion of the group’s debt was as follows:

Euro’000
Since Jul 01, 2005 until Jun 30, 2006	715,393
Since Jul 01, 2006 until Jun 30, 2007	942,683
Since Jul 01, 2007 until Jun 30, 2008	842,268
Since Jul 01, 2008 until Jun 30, 2009	367,741
Jul 01, 2009 and following years	2,942,847

5,810,932

At the EDP, SA, level, the Group has short-term credit facilities in the sum of Eur 797 million, indexed to the Euribor rate for the agreed period of use, with margin conditions agreed in advance, of which Eur 777 million have a firm underwriting commitment. There is also a Eur 350 million commercial paper programme with guaranteed placement. As far as medium-term credit facilities are concerned, Eur 700 million is available to EDP, SA, with a firm underwriting commitment, also indexed to Euribor under previously agreed conditions. As at June 30, 2004, no credit facilities had been used.

The bank loans in Brazil involve floating-rate interest on the real, mostly indexed to the CDI. On the other hand, bank loans in euros are associated with floating-rate interest indexed to the three- or six-month Euribor rates.

The breakdown of Bonds issued as at June 30, 2004 is as follows:

Issuer	Issue date	Interest rate	Repayment/ conditions	Group Euro’000
Issued by EDP, S.A.
EDP, SA 22nd Issue	May 13, 1996	Euribor 6 months - 0.10%	(i)	13,424
EDP, SA 23rd Issue	Dec 20, 1996	Euribor 6 months - 0.125%	(ii)	10,332
EDP, SA 24th Issue	Dec 22, 1997	Euribor 6 months + 0.10%	(iii)	3,263
EDP, SA 25th Issue	Nov 23, 1998	Euribor 6 months + 0.225%	(iv)	299,279
EDP, SA 26th Issue	Mar 26, 2003	Euribor 6 months + 0.5%	On Mar 26, 2013	150,000

				476,298

Issuer	Issue date	Interest rate	Repayment/ conditions	Group Euro’000
Issued by EDP within the ‘Euro Medium Term Notes Programme’
EDP, SA 1st Issue	Oct 29, 1999	Fixed rate EUR 6.40%	On Oct 29, 2009	1,000,000
EDP, SA 2nd Issue	Mar 27, 2001	Fixed rate EUR 5.875%	On Mar 28, 2011	1,000,000
EDP Finance BV 3rd Issue (*)	Oct 29, 2001	JPY Libor 3 months + 0.20%	On Oct 29, 2004	45,500
EDP Finance BV 4th Issue	Nov 26, 2001	Coupon Zero	On Nov 26, 2009	22,455
EDP Finance BV 5th Issue (*)	Nov 28, 2001	Fixed rate JPY 0.70%	On Nov 28, 2006	27,882
EDP Finance BV 6th Issue (*)	Aug 9, 2002	Fixed rate GBP 6.625%	On Aug 9, 2017	320,000
EDP Finance BV 7th Issue	Dec 16, 2002	Fixed rate EUR 5.00%	On Dec 16, 2008	500,000
EDP Finance BV 8th Issue	Dec 23, 2002	Fixed rate EUR 2.661%	On Dec 23, 2022	93,357

				3,009,194

Issued by Escelsa (Brazil) (International Bond)
Escelsa USD 430 Million (**)	On Jul 28, 1997	Fixed rate USD 10.0%	On Jul 15, 2007	57,388

Issued by Investco (Brazil) (Domestic bond)
Investco 1st Issue	Nov 1, 2001	IGPM + 12.80%	On Nov 1, 2011	19,721
Investco (FINAM)	Nov 14, 2003	TJLP + 4%	On Nov 14, 2011	6,325

				26,046

				3,568,926

(i)	: 4 annual payments beginning in June 2, 2003. It may be repaid early at the request of bondholders.
(ii)	: 4 annual payments beginning in December 20, 2008. As from December 20, 2006 it may be repaid in part or in full at the request of EDP to all the bondholders.
(iii)	: 4 annual payments beginning in January 5, 2002.
(iv)	: 6 semi-annual payments beginning in May 23, 2006.
(*)	: These issues by EDP Finance BV have associated floating-interest-rate euro currency swaps.
(**)	: The EDP Group holds 83% of the value of this issue in an intra-group portfolio, as a result of the international takeover bid launched in 2002.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

The breakdown of the fair value of the EDP Group’s debt, that is the market value of the debt, is as follows:

	Jun 2004		Dec 2003
	Carrying Value Euro’000	Market Value Euro’000	Carrying Value Euro’000	Market Value Euro’000
Short term loans - Current	1,649,066	1,649,066	1,579,130	1,579,130
Medium and long term loans - Non current	5,810,866	6,142,875	5,913,579	6,251,355

	7,459,932	7,791,941	7,492,709	7,830,485

The market value of the medium/long-term loans is calculated on the basis of the cash flows discounted at the rates ruling on June 30, 2004. In current short-term debt, the book value is considered to be the market value

12. Accounts payable - Trade

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Short term creditors - Current
Suppliers	643,475	678,741
Supplies of fixed assets	59,861	103,885

	703,336	782,626

13. Accounts payable - Other

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Other shareholders	27,888	10,541
Advances to customers	2,908	1,204
Other creditors
- Employees	9,406	20,625
- Supply of other goods and services	12,138	12,946
- Concession rents	7,739	6,690
- Creditors for collections	28,544	20,115
- For interest and financial credits	77	13,960
- INAG/EDP Protocol - Alqueva	35,893	35,893
- Other creditors and sundry operations	90,687	65,288

	215,280	187,262

14. Accrued cost

The balance Accrued cost is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Accrued costs:
- Holiday pay, bonus and other charges	64,409	68,393
- Interest payable	226,327	121,874
- Other accrued costs	89,640	46,267

	380,376	236,534

15. Taxes payables

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
State and other public entities:
- Income tax	104,142	173,924
- Withholding tax	9,530	11,686
- Social security contributions	12,933	11,359
- Value added tax	14,955	12,197
- Other taxes	63,074	59,937

	204,634	269,103

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

16. Deferred revenue

The balance Deferred revenue is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Deferred revenue:
- Equal Installment Account EDP Distribuição	134,744	101,096
- Other deferred revenue (i)	257,377	134,668

	392,121	235,764

(i)	The deferred revenue include personnel rationalisation programme deferred income amounting Eur 192 million. (December 2003, Eur 133 million)

17. Accrued pension and post retirement liabilities

The balance Accrued pension and retirement liabilities is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Defined benefit pension plan	106,026	149,636
Post retirement medical benefits	426,725	412,627

	532,751	562,263

Some companies of the EDP Group grant their employees post-retirement benefits, both under the form of defined-benefit plans and under the form of defined-contribution plans. These include pension benefits that pay complimentary old-age, disability and surviving-relative pension complements, and also early retirement pensions. In some cases medical care is provided during the period of retirement and of early retirement, through mechanisms complementary to those of the National Health Service.

The existing plans are presented hereunder, with a brief description of each and of the companies covered by them, as well as of the economic and financial data.

I. Pension Plans - Defined-Benefit Type

In Portugal, the companies of the EDP Group resulting from the split of EDP in 1994 have defined benefits plan financed through a closed Pension Fund, covered by a specific provision. This Pension Fund covers liabilities for retirement pension benefits (old age, disability and surviving relative) as well as liabilities for early retirement.

In Brazil, Bandeirante, Escelsa and Enersul have defined-benefit plans managed by a closed complementary welfare entities with its own assets: CESP, ESCELSOS and ENERSUL foundation, respectively.

Bandeirante has two defined-benefit plans:

- BD Plan in force up to March 31, 1998, a Balance Benefit Plan that grants Balanced Proportional Supplementary Benefit (BSPS) in the form of an annuity payable to participants enrolled by March 31, 1998, of an amount defined in proportion to past length of service accumulated by the reference date, based on compliance with regulatory granting requirements. The company is liable in full for the cover of any actuarial insufficiencies of this Plan.

- BD Plan in force after March 31, 1998, which grants an annuity in proportion to the accumulated past length of service after March 31, 1998, on the basis of 70% of the average actual monthly wage for the last 36 months in service. In the event of death or disability caused by works accident, beneficiaries incorporate the whole of the past service (including that accumulated up to March 31, 1998), not just the past service accumulated after March 31, 1998. The Company and the participants equally share liability for the cover of the actuarial insufficiencies of this plan.

Escelsa and Enersul has a defined-benefit plan that grants a complementary benefit for past length service, disability, age and pension. Escelsa also has grants a special complementary benefit for retirement, for the former combatants and for dead.

The change in benefit obligation of consolidated liabilities for past services linked to these pension plans has been as follows:

	Jun 2004			Dec 2003
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Change in benefit obligation
Liabilities at the beginning of period	1,412,541	64,750	1,477,291	1,394,075	54,658	1,448,733
Cost of current services	4,435	499	4,934	11,193	1,047	12,240
Cost of Interest	34,776	4,158	38,934	78,843	6,006	84,849
Benefits paid	(66,577)	(1,854)	(68,431)	(139,459)	(1,516)	(140,975)
Actuarial losses	90,329	21,119	111,448	67,889	4,147	72,036
Currency fluctuation	—	(2,161)	(2,161)	—	407	407

Liabilities at the end of the period	1,475,504	86,511	1,562,015	1,412,541	64,750	1,477,291

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

As at June 30, 2004, the Actuarial losses from Brasil includes the responsabilities reclassified from the Defined Contribution Plan to Defined Benefit Plan of Escelsa and Enersul in the amount of Eur 10.6 million and Eur 7.9 million, respectively.

In calculating the liabilities inherent in these pension plans within the EDP Group the following financial and actuarial assumptions were used:

	Jun 2004		Dec 2003
	Portugal Euro’000	Brazil Euro’000	Portugal Euro’000	Brazil Euro’000
Assumptions
Rate of return of the Funds	5.70%	10.24% - 12.82%	5.70%	10.24%
Discount rate	5.20%	10.24% - 10.76%	5.20%	10.24%
Wage growth rate	3.30%	6.08% - 7.12%	3.30%	7.12%
Pension growth rate	2.25%	7.12%	2.25%	7.12%
Social Security wage appreciation rate	2.00%	4.00%	2.00%	4.00%
Inflation rate	2.00%	4.00%	2.00%	4.00%
Mortality table	TV 88/90	AT-49(qx)	TV 88/90	AT-49(qx)
Disability table	50% EKV 80	Light-Average (ix)	50% EKV 80	Light-Average (ix)
Expected % of subscription by employees eligible for early retirement	40% of the eligible actives	Not applicable	40% of the eligible actives	Not applicable

As mentioned above, only part of the liabilities for the Pension Plan is financed through the Pension Funds, the remainder being recognised in accordance with IAS 19, by means of a provision detailed hereunder:

	Jun 2004			Dec 2003
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Provision for Pension Plans
Liabilities at the end of the period	1,475,504	86,511	1,562,015	1,412,541	64,750	1,477,291
Fund assets at the end of the period	(805,685)	(61,075)	(866,760)	(785,147)	(31,355)	(816,502)

Unfunded liabilities	669,819	25,436	695,255	627,394	33,395	660,789
Deferred actuarial losses (i)	(585,661)	(1,525)	(587,186)	(506,600)	(4,553)	(511,153)

Value of the provision at the end of the period	84,158	23,911	108,069	120,794	28,842	149,636

(i)	The international accounting standards adopted by EDP allowed deferred actuarial gains/losses to be recognised systematically in the statement of income for the year by amortizing the amount that exceeded, in the previous year, 10% of the value of the greater of the liabilities or assets of the Fund. Such amortizations are calculated for the period corresponding to the average remaining length of service of the active population.

The components of consolidated net cost recognised during the period with these plans are as follows:

	Jun 2004
	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Cost for the period
Cost of the service	4,435	499	4,934
Cost of interest	34,776	4,158	38,934
Return on the Funds’ assets	(21,438)	(5,084)	(26,522)
Worker contributions	—	(233)	(233)
Amortization of deferred actuarial losses	12,168	—	12,168

Net cost for the period	29,941	(660)	29,281

As at June 30, 2003, the Cost for the period was in the amount of Eur 36.3 million and the breakdown is not available.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

The plan assets of the Pension Funds was as follows:

	Jun 2004			Dec 2003
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Change in plan assets
Assets at the beginning of period	785,147	31,355	816,502	727,258	22,687	749,945
Group Contributions	22,609	2,129	24,738	54,340	3,947	58,287
Worker contributions	—	233	233	—	552	552
Pensions paid during the period	(22,609)	(1,780)	(24,389)	(50,340)	(1,516)	(51,856)
Return of the Funds	20,538	5,084	25,622	44,286	15,403	59,689
Actuarial gains (losses)	—	25,269	25,269	9,603	(10,016)	(413)
Currency fluctuation	—	(1,215)	(1,215)	—	297	297

Assets at the end of the period	805,685	61,075	866,760	785,147	31,355	816,502

As at June 30, 2004, the Actuarial losses from Brazil includes the responsabilities reclassified from the Defined Contribution Plan to Defined Benefit Plan of Escelsa and Enersul in the amount of Eur 12.5 million and Eur 12.7 million, respectively.

As a result of the fact that in accounting the costs of pensions and associated charges the EDP Group transposed the provisions of IAS 19 earlier than required, derogating in this way and to this extent the provisions of Accounting Directive 19 – which transposed to Portuguese accounting standards the earlier version of the international standard – we present hereunder the effects and impacts on the said the derogation. In analysing the differences in this particular case, the EDP Group makes use of the “corridor” method to recognise actuarial gains and losses, allowing deferral of their impact on results. This technique is one of the options provided for in IAS 19 in paragraphs 92 and 93. Accounting Directive 19, on the contrary, imposes in this matter recognition of actuarial losses and gains directly in results for the year in which they occur and does not accept the “corridor” alternative or allow deferral of actuarial gains and losses in excess of the said “corridor”. It therefore imposes a systematic method of immediate recognition in results.

II. Pension Plans - Defined Contribution Type

Hidrocantábrico in Spain and Bandeirante, Escelsa and Enersul in Brazil have social benefits Defined-contribution plans that complement those benefits granted by the Social Welfare Systems to the Group companies’ employees, under which they pay a contribution to these plans each year, calculated in accordance with the rules established in each case.

III. Liability for Medical Care Plans - Defined Benefit Type

In Portugal, Group companies resulting from the split of EDP in 1994 have a Medical Care Plan of the defined-benefit type, supported through a provision that covers the whole of these liabilities. The evolution of consolidated liabilities for past services inherent in the EDP Group medical care plan has been as follows:

	Jun 2004		Dec 2003
	Portugal Euro’000	Brasil Euro’000	Group Euro’000	Group Euro’000
Change in benefit obligation
Liabilities at the beginning of the period	660,255	—	660,255	496,201
Cost of current services	3,952	58	4,010	5,942
Cost of interest	16,823	541	17,364	29,049
Benefits paid	(13,208)	(289)	(13,497)	(24,099)
Actuarial losses	10,804	12,196	23,000	153,162
Currency translation	—	(12)	(12)	—

Liabilities at the end of the period	678,626	12,494	691,120	660,255

The following financial and actuarial assumptions were used in calculating the liabilities associated with this medical care plan:

Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Assumptions
Discount rate	5.20%	5.20%
Annual growth rate of medical services costs	4.5% (a)	4.5% (a)
Mortality table	(b)	(b)
Disability table	(b)	(b)
Expected % of subscription by employees eligible for early retirement	(b)	(b)

(a)	4.5% during the next 9 years and 4.0% during the remaining years
(b)	As mentioned in the Pension Plan assumptions

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

As mentioned above, Medical Care Plan liabilities are recognised in the Group’s accounts through a provision, which is presented below:

	Jun 2004		Dec 2003
	Portugal Euro’000	Brasil Euro’000	Group Euro’000	Group Euro’000
Provision for Medical Care Plans
Liabilities at the end of the period	678,626	12,494	691,120	660,255
Deferred actuarial losses (i)	(251,901)	(5,139)	(257,040)	(247,628)

Value of the provision at the end of the period	426,725	7,355	434,080	412,627

(i)	The international accounting standards adopted by EDP allowed deferred actuarial gains/losses to be recognised systematically in the statement of income through amortization of the amount exceeding, in the previous year, 10% of the amount of the greater of the liabilities or of the assets of the Fund. These amortizations are calculated for the period corresponding to the estimated average remaining length of service of the active population.

The components of net consolidated cost recognised during period with this plan are as follows:

	Jun 2004
	Portugal Euro’000	Brasil Euro’000	Group Euro’000
Cost for the period
Cost of the service	3,952	58	4,010
Cost of interest	16,823	541	17,364
Amortization of the deferred transitory obligation (i)	6,532	(290)	6,242

Net cost for the period	27,307	309	27,616

As at June 30, 2003, the Cost for the period was in the amount of Eur 20 million and the breakdown is not available.

18. Deferred revenue and other liabilities

The balance Deferred revenue and other liabilities is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Subsidies for investment in fixed assets	1,528,910	1,546,101
Deferred taxes	532,221	616,056
Provision for financial assets	90,449	92,696
Provisions for other contingencies and liabilities	181,618	164,615
Concession fixed assets held - (Reg. DL 344-B/82)	7,775	9,079
State share in Multipurpose hydroelectric power stations	14,996	14,996
Concession fixed assets held - (Reg. DL 344-B/82)	40,748	39,843
Recognition of liabilities on the sale of OPTEP in 2002	315,000	315,000
Supplies of fixed assets	64,659	74,618
Electricity tariff compensations in Brazil	20,035	35,013
Other creditors and sundry operations	131,901	54,393

	2,928,312	2,962,410

Subsidies for investment in fixed assets is the deferred income related to the portion of fixed assets finded by clients

As an immediate consequence of the full application by the EDP Group for the first time of IAS 39: Measurement and Recognition of financial instruments, the Creditors – Medium/long-term heading of the Group, includes an entry of the EDP Group’s liability as a result of the sale of 100% of the OPTEP/Optimus asset (see Note 7) in 2002, since there is an “Optimus/OPTEP selling price adjustment mechanism” clause with the buyer, and consequently, in accordance with the IAS 39, it cannot be specified as a sale/firm commitment. In accordance with the international standard, the asset sold in 2002 is carried in full under assets and the respective liability, also in full, is carried under the Group’s liability, while price fluctuations are recognized as though the matter was one of ‘investments available for sale’ for as long as the said clause is in force until March 22, 2005.

As at June 30, the provision for financial assets includes a provision in the amount of Eur 30 million (December 2003: 30 million) related to investments in Brasil and Cabo Verde and associated commitments and another provision in the amount of Eur 60 million (December 2003: 60 million) recorded by EDP Brazil and related with impairment charges resulting from its investments in EDP Lajeado and FAFEN Energia.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

In respect of Deferred tax liabilities, the EDP Group records in its accounts the tax effect arising from temporary differences between the assets and liabilities determined from an accounting standpoint and from a taxation standpoint, and this is broken down by company as follows:

	Deferred Tax Liabilities
	Jun 2004 Euro’000	Dec 2003 Euro’000
Individual - EDP, SA	376,967	474,839
ONI Group	719	719
EDP Brasil Group	114,657	103,066
Hidrocantábrico Group	39,878	37,432

EDP Group	532,221	616,056

19. Hydrological correction account

The balance Hydrological correction account is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Opening balance on January 1	387,506	324,111
Differential for the year.	(17,124)	71,916
Hydrological correction bonuses	—	(19,350)
Financial charges	4,819	10,829

Closing balance	375,201	387,506

The Hydrological Correction Account is a mechanism that was legally instituted (Decree-Law 338/91) to compensate variable electricity production costs. In dry years the thermoelectric system is overused and the spending on fuel or on the import of electricity increases significantly. In wet years the situation is reversed. Electricity supply tariffs for the customers of the SEP cannot be altered in the light of the cost fluctuations caused by the hydraulicity. In accordance with Order-in-Council 987/2000, the hydrological correction account is assigned to the EDP accounts and, consequently, it is carried in an account under liabilities in its balance sheet, and the corresponding movements for the year are detailed in the notes to the financial statements.

The annual amount of the hydrological correction is calculated in accordance with parameters established by law, and includes:

(i) The differential between the economic cost of electricity production and the reference economic cost, which is borne by REN as the RNT concessionaire and sole manager of the hydrological correction account. EDP pays REN each month the positive differentials and receives from REN the negative differentials. These payments and revenues are recorded with a contra entry in the hydrological correction account;

(ii) the financial costs or income associated with the accumulated balance of this account constitute an EDP cost or income; (iii) the part corresponding to the amount necessary to make the expected value of the balance, within 10 years, equal to an adequate benchmark, when it reflects a debit to the hydrological correction account, constitutes EDP income, when it reflects a credit, the REN is obliged to make the respective payment to EDP. The corresponding cost is included in the REN electricity-selling tariff to the tied distribution company (EDP Distribuição), constituting a cost for the latter to be recovered through its customer selling prices. Movements under the hydrological correction account are subject to approval by ministerial order.

20. Share capital

The share capital amounts to Euro 3 billion represented by 3,000,000,000 ordinary shares each of a par value of 1 euro, and is fully paid-up.

The breakdown of the earnings per share (EPS) is as follows:

	Group
	Jun 2004	Jun 2003
Consolidated net profit in Euros	274,852,348	182,043,997

Average number of shares in the year net from treasury stock	2,975,651,332	2,980,342,044

Net Profit per share - Basic - Euros	0.09 euros	0.06 euros

EDP, which began as a state-owned Company, was successively transformed into a sociedade anónima (limited liability company under Portuguese law) wholly owned by the public sector and then into a sociedade anónima with a majority of its share capital owned by the public sector. It is currently a sociedade anónima in whose share capital the State and other Public Entities have a minority holding. The privatisation process began in 1997, and the second and third stages of the privatisation took place in 1998 and the fourth stage in 2000, following which the State now holds about 30% of the share capital, directly and indirectly.

The EDP Group calculates its basic and diluted earnings per share under the terms of which earnings per share are calculated using the weighted average of the shares issued during the reporting period.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

21. Legal reserve

In accordance with article 295 of Companies Code and with the EDP articles of association, the Legal Reserve must be increased by a minimum of 5% of the annual profits until such time as its value equals 20% of the company’s share capital. This reserve may be used only to cover losses or to increase share capital.

22. Treasury stock

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Book value of EDP, SA shares	55,577	49,020

Number of EDP SA shares	24,348,668 shares	21,430,964 shares

Market price of EDP, SA shares as at June 30, 2004 and December 31, 2003	2.30 euros	2.09 euros

Market value of EDP, SA shares as at June 30, 2004 and December 31, 2003	56,002	44,791

The treasury shares held by EDP, S.A., lie within the limits established by the Company’s articles of association and by the Companies Code.

23. Reserves and retained earnings

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Dec 2003 Euro’000
Legal reserves	345,446	326,391
Revaluation reserves	89,449	89,449
Other reserves and retained earnings	3,127,938	3,031,892
Fair-value adjustments of investments available for sale	160,389	10,756
Net profit	274,852	381,109
Currency translation arising on consolidation	(585,452)	(572,500)
Other reserves arising on consolidation	(992 824)	(920,070)

	2,419,798	2,347,027

The amount resulting from the fluctuation in local currency of the Shareholders’ Equity of the Subsidiary and Associate Companies expressed in foreign currencies resulting from the fluctuation of the respective exchange rates is recorded under Currency Translation arising on consolidation. The exchange rates used in the preparation of the Financial Statements are as follows:

		Exchange rates in June 30, 2004		Exchange rates in June 30, 2003
Currency		Rates Closing	Average exchange-rate	Rates Closing	Average exchange-rate
American dollar	USD	1.2155	1.2240	1.1427	1.1146
Brazilian Real	BRL	3.7839	3.6367	3.2888	3.5527
Macao Pataca	MOP	9.7647	9.8194	9.1000	8.8833

The contra entry of the adjustments made to the headings of tangible fixed assets and financial investments in properties caused by the various revaluations undertaken, net of amounts used to increase the share capital and to cover retained losses, and the corresponding deferred taxes are carried under Revaluation Reserves. These revaluations were undertaken pursuant to the following legislation:

Decree-law no. 430/78	Decree-law no. 111/88
Decree-law no. 219/82	Decree-law no. 7/91
Decree-law no. 399-G/84	Decree-law no. 49/91
Decree-law no. 171/85	Decree-law no. 264/92
Decree-law no. 118-B/86

Article 8 of Decree-Law 7/91, of January 8, which determined the formation of new sociedades anónimas constituted by means of the simple split of EDP, called for the valuation of EDP’s assets, the valuation having been undertaken by entities selected from among those previously qualified by the Finance Ministry for the purpose and subjected to the approval of the Finance Minister. This evaluation, pursuant to Decree-Law 22/92 of February 14, is used for tax purposes, particularly with regard to the calculation of depreciation charges for the year.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

24. Revenues

The Revenues, with breakdown by Sales and Services rendered, and by contribution of each business, is analysed as follows:

	Group
	Jun 2004 Euro’000	Jun 2003 Euro’000
Sales by sector of activity/business:
Electricity	3,137,687	3,115,611
Steam and ashes	12,061	9,601
Gas	90,623	—
Information systems and technologies	8,121	9,208
Telecommunications	2,500	5,319
Other sales	13,885	6,776

	3,264,877	3,146,515

Services rendered by sector of activity/business:
Associated with electricity sales	44,654	26,284
Thermo/Hydro electricity engeneering	3,877	3,485
Information systems and technologies	35,423	21,599
Telecommunications	156,044	142,642
Consultancy and services	3,191	1,251
Other	23,916	3,915

	267,105	199,176

TOTAL TURNOVER by business:
Electricity	3,182,341	3,141,895
Steam and ashes	12,061	9,601
Gas	90,623	—
Thermo/Hydro electricity	3,877	3,485
Information systems and technologies	43,544	30,807
Telecommunications	158,544	147,961
Other	40,992	11,942

	3,531,982	3,345,691

The breakdown of Gross profit on Sales is as follows:

	Group
	Jun 2004 Euro’000	Jun 2003 Euro’000
Sales:
Electricity	3,137,687	3,115,611
Steam and ashes	12,061	9,601
Gas	90,623	—
Other sales	24,506	21,303

	3,264,877	3,146,515

Cost of sales - Raw materials and consumables :
Electricity	1,621,769	1,598,222
Fuel, steam and ashes	219,987	129,322
Other costs	78,731	113,521

	1,920,487	1,841,065

	1,344,390	1,305,450

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

The breakdown of Services rendered is as follows:

	Group
	Jun 2004 Euro’000	Jun 2003 Euro’000
Associated with electricity sales	44,654	26,284
Engineering studies and designs	3,877	3,485
IT services	35,423	21,599
Other telecommunications services	156,044	142,641
Other services provided	27,107	5,167

	267,105	199,176

25. Personnel costs

The balance Personnel costs is analysed as follows:

	Group
	Jun 2004 Euro’000	Jun 2003 Euro’000
Corporate officers’ remuneration	6,014	6,562
Employees’ remuneration	201,912	214,070
Charges on remuneration and other	116,808	124,641

	324,734	345,273

26. Depreciation and amortization

The balance Depreciation and amortization is analysed as follows:

	Group
	Jun 2004 Euro’000	Jun 2003 Euro’000
Tangible fixed assets:
Fixed assets under concession the Decree-law 344-B/82	1,303	1,866
Buildings and other constructions	4,658	2,854
Plant and machinery:
Hydroelectricity generation	59,685	62,701
Thermoelectric generation	56,259	50,811
Electricity distribution	220,392	217,801
Other plant and machinery	32,453	29,723
Transport equipment	4,815	4,325
Administrative equipment and utensils	23,276	19,527
Other tangible fixed assets	1,916	1,859

	404,757	391,467

Intangible fixed assets:
Set-up costs	7,785	7,680
Research and development costs	8,879	7,645
Industrial property and other rights	4,243	1,554
Other intangible assets on telecommunications business	1,108	—

	22,015	16,879

Compensation of depreciation of part-funded fixed assets:
Compensated fixed assets	(37,975)	—

	(37,975)	—

	388,797	408,346

In June 30, 2003, ‘Compensation of depreciation of part-funded fixed assets’ was included in other non-operating income and amounted EUR 34.3 million.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

27. Supplies and services

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Jun 2003 Euro’000
Subcontracts:
Subcontracts	93,839	93,892
Other subcontracts	7,887	—
Supplies and services:
Water, electricity and fuel	4,638	2,678
Utensils and office material	2,441	1,808
Leases and rents	22,804	26,802
Communications	14,045	11,104
Insurance	10,578	9,522
Transport, travel, and the board and lodging	5,842	3,633
Commissions and fees	5,065	7,424
Maintenance and repairs	42,708	27,805
Advertising and propaganda	6,118	6,758
Specialised work	75,388	92,192
Other supplies and services	10,691	26,621

	302,044	310,239

28. Own work capitalized

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Jun 2003 Euro’000
Consumption of materials	47,614	46,085
Direct internal costs and overheads	40,841	42,395
Financial charges	11,833	16,360
Other own work capitalized	3,888	11,819

	104,176	116,659

29. Provisions for the year

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Jun 2003 Euro’000
Charge for doubtful debt	13,059	37,101
Charge for healthcare liabilities	27,345	20,006
Charge for other contingencies and liabilities	5,833	5,416

	46,237	62,523

30. Other operating expenses net

This balance is analysed as follows:

	Group
	Jun 2004 Euro’000	Jun 2003 Euro’000
Other operating income:
Supplementary income	4,439	2,033
Operating subsidies	201	110
Other operating income	3,356	7,347

	7,996	9,490

Other operating expenses:
Direct taxes	784	189
Indirect taxes	8,968	4,276
Other operating costs and losses	5,803	5,143

	15,555	9,608

Other net operating income / (expenses)	(7,559)	(118)

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

31. Interest and related income and expenses

The balance Interest and related income and expenses, are analysed as follows:

	Group
	Jun 2004 Euro’000	Jun 2003 Euro’000
Interest and related income :
Interest income	23,817	29,307
Income on application of the equity method	21,172	17,474
Investment income	8,976	31,481
Favourable exchange differences	15,156	8,259
Other financial gains	35,769	42,268

	104,890	128,789

Interest and related expenses :
Interest expense	167,837	185,076
Banking services	7,525	—
Losses on application of the equity method	1,054	10,283
Unfavourable exchange differences	33,193	5,799
Other financial losses	29,964	61,480

	239,573	262,638

Amortization of investments (Goodwill):
- Concession rights	15,220	22,978
- Goodwill assets	29,644	25,704
- Other intangible assets on telecommunications business	1,909	—

	46,773	48,682

	286,346	311,320

Net Financial Income / (Expenses)	(181,456)	(182,531)

32. Other non-operating income / (expenses)

The balance Other non-operating income / (expenses) is analysed as follows:

	Group
	Jun 2004 Euro’000	Jun 2003 Euro’000
Other non-operating income
Gains on fixed assets	1,906	22,737
Recovery of debt	269	232
Reduction of provisions
- For customer debt	32	—
- For financial assets	562	—
- For other contingencies and liabilities	4,833	23,280
Corrections to previous years	5,321	2,639
Compensation of depreciation of part-funded fixed assets	—	34,385
Investment subsidies	3,313	4,062
Compensation of cost of human resources rationalisation	6,627	—
Other extraordinary gains	9,519	6,538

	32,382	93,873

Other non-operating (expenses)
Losses on stocks	1,293	616
Losses on fixed assets	6,524	16,323
Bad debt	2,420	288
Fines and penalties	41	50
Corrections to previous years	10,270	5,047
Extraordinary provisions
- For other contingencies and liabilities	1,066	—
Loss on ‘Baixa UTE Campo Grande’ (Enersul)	1,502	—
Cost of human resources rationalisation	23,199	—
Other extraordinary losses	6,142	12,170

	52,457	34,494

Net Non-Operating Results	(20,075)	59,379

In 2004, Compensation of depreciation of part-funded fixed assets was reclassified to depreciation and amortization.

Cost of human resources rationalisation mainly includes charges with pensioners, compensation from contract rescissions and ‘Flexible Retirement Program’ promoted by EDP Group.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

33. Provisions for income taxes

In accordance with prevailing legislation, tax returns are subject to review and correction by the tax authorities during subsequent years. In Portugal this period is four years, and 1998 was the last year considered to be definitively liquidated by the tax authorities.

Tax losses calculated for given year, also subject to inspection and adjustment, may be deducted from taxable profits during subsequent years. The companies of the EDP Group are taxed, whenever possible, under the consolidated systems allowed by the tax law of the respective countries.

The breakdown of income tax expense is as follows:

	Group
	Jun 2004 Euro’000	Jun 2003 Euro’000
Tax base
Income before income taxes	350,036	283,686
Permanent differences	25,934	28,334

	375,970	312,020

Normal charge	103,392	102,967
Adjustments	—	7,672

Income tax expenses	103,392	110,639

Current income taxes	174,007	141,835
Deferred income taxes	(70,615)	(31,195)

Income tax expense	103,392	110,640

The inverse in deferred income taxes relates mainly to reversal of deferred tax liabilities related with capital gains taxes.

The breakdown of the reconciliation between the nominal and the actual income tax (IRC) rate for the Group in June 30, 2004 is as follows:

	Jun 2004
	Tax Base Euro ‘000	Tax Euro ‘000	Rate %
Nominal tax on profits	350,036	96,260	27.5%
Amortization resulting from revaluation fixed assets	35,979	9,894	2.8%
Book losses not compensated	36,766	10,111	2.9%
Other adjustments to taxable income	(46,811)	(12,873)	-3.7%

Effective rate and actual tax on profits		103,392	29.5%

	Jun 2003
	Tax Base Euro ‘000	Tax Euro ‘000	Rate %
Nominal tax on profits	283,686	93,616	33.0%
Book losses not compensated	23,565	7,776	2.7%
Change in prior year estimates	23,248	7,672	2.7%
Other adjustments	4,764	1,576	0.6%
Effective rate and actual tax on profits		110,640	39.0%

Corporate income tax returns are subject to review and correction by the income tax authorities for a period of four years after the filing of such returns. Accordingly, the last taxation year that can be considered definitively assessed by the income tax authorities in 1998.

34. Segmental reporting

The Segmental Reporting was prepared in accordance with Portuguese Accounting Directive 27 and with international best practices.

EDP Group Business by Business Segment

Information by business segment - 1st Half 2004

(Amounts expressed in thousands of euros)

	Portugal		Spain			Brazil		Telecoms	Information Technology	Services and Other Adjustments	EDP Group
	Generation (a)	Distribution + Supply	Generation	Distribution + Supply	Gas (b)	Generation	Distribution
Turnover
Sales of electricity	678,224	1,745,221	110,949	124,056	9,286	13,506	462,576	—	—	(6,130)	3,137,688
Other sales	10,393	1,211	3,595	31,596	82,735	1,700	—	5,222	13,083	(22,346)	127,189
Services rendered	36,030	11,800	843	8,533	7,677	3,766	31,908	160,596	77,940	(71,988)	267,105

	724,647	1,758,232	115,387	164,185	99,698	18,972	494,484	165,818	91,023	(100,464)	3,531,982

Raw materials and consumables
Purchase of electricity	17,974	1,143,337	7,982	124,805	64,532	3,302	302,872	—	—	(43,035)	1,621,769
Fuel costs	163,121	—	53,105	979	407	2,375	—	—	—	—	219,987
Other materials	1,430	53,407	2,480	6,180	2,853	48	4,041	4,495	11,549	(7,751)	78,732

	182,525	1,196,744	63,567	131,964	67,792	5,725	306,913	4,495	11,549	(50,786)	1,920,488

Gross Margin	542,122	561,488	51,820	32,221	31,906	13,247	187,571	161,323	79,474	(49,678)	1,611,494

Other operating income / (costs)
Supplies and services	(32,156)	(109,382)	(8,207)	(8,944)	(4,643)	(6,090)	(24,191)	(122,341)	(29,474)	43,384	(302,044)
Personnel costs	(63,075)	(189,363)	(8,652)	(7,470)	(3,484)	(491)	(30,797)	(27,641)	(29,725)	35,963	(324,735)
Own work capitalized	7,728	90,525	867	660	100	—	—	2	454	3,840	104,176
Other operating income / (costs)	2,073	(89,537)	(2,801)	2,679	629	(98)	(4,496)	1,455	878	(13,073)	(102,291)

	(85,430)	(297,757)	(18,793)	(13,075)	(7,398)	(6,679)	(59,484)	(148,525)	(57,867)	70,114	(624,894)

Gross Operating Margin	456,692	263,731	33,027	19,146	24,508	6,568	128,087	12,798	21,607	20,436	986,600
Depreciation and amortization	118,490	175,964	20,039	6,868	12,118	2,257	26,842	31,814	14,803	17,576	426,771
Compensation of depreciation of part-funded fixed assets	(115)	(36,909)	(68)	(322)	(248)	—	—	—	—	(313)	(37,975)
Provisions	5,719	23,277	72	264	34	—	8,249	1,737	228	6,657	46,237

Operating Margin	332,598	101,399	12,984	12,336	12,604	4,311	92,996	(20,753)	6,576	(3,484)	551,567
Financial income / (expense)	(51,467)	(16,773)	(8,532)	(4,299)	(2,218)	(4,959)	(54,642)	(18,146)	(3,351)	29,703	(134,684)
(Amortization of goodwill and concession rights)	—	—	(4,794)	(5,954)	(369)	(36)	—	(8,094)	(2,512)	(25,013)	(46,772)

Current results	281,131	84,626	(342)	2,083	10,017	(684)	38,354	(46,993)	713	1,206	370,111
Extraordinary gains / (losses)	1,780	3,114	120	251	73	(19)	(4,716)	(424)	(825)	(19,429)	(20,075)

Profit before taxes	282,911	87,740	(222)	2,334	10,090	(703)	33,638	(47,417)	(112)	(18,223)	350,036
Income taxes	83,864	61,222	807	1,125	3,229	1,016	12,898	5,916	1,818	(68,503)	103,392
Minority interests	(1)	—	185	(59)	3,403	—	(1,657)	(23,445)	1	(6,635)	(28,208)

Net attributable profit	199,048	26,518	(1,214)	1,268	3,458	(1,719)	22,397	(29,888)	(1,931)	56,915	274,852

Other information :

Tangible fixed assets	4,380,103	4,491,895	728,512	219,314	158,529	334,846	637,558	221,988	90,877	442,431	11,706,053
Intangible fixed assets	5,897	917	1,129	2,428	(8,331)	1,055	35,396	168,987	7,580	718,657	933,715
Current assets	796,583	768,254	66,180	45,608	43,680	48,676	568,972	207,573	113,558	(208,204)	2,450,880
Shareholders’ equity	4,014,261	1,546,700	381,994	183,123	115,274	114,241	420,659	(187,359)	52,743	(1,277,415)	5,364,221
Current liabilities	817,255	2,854,054	136,124	89,047	26,762	164,254	492,056	852,132	117,568	(643,359)	4,905,893
Investment in fixed assets	131,319	124,410	35,479	6,169	9,127	86,333	27,632	13,541	7,344	5,712	447,064

(a)	The electricity generation includes the renewables segment
(b)	The commercial activity of the Gas segment is aggregated with the Distribution and Supply

30

EDP Group Business by Business Segment

Information by business segment - 1st Half 2003

(Amounts expressed in thousands of euros)

	Portugal		Spain			Brazil		Telecoms	Information Technology	Services and Other Adjustments	EDP Group
	Generation (a)	Distribution + Supply	Generation	Distribution + Supply	Gas (b)	Generation	Distribution + Supply
Turnover
Sales of electricity	626,512	1,811,750	120,133	149,495	11,507	18,401	441,627	—	—	(63,814)	3,115,611
Other sales	9,603	832	438	153	—	—	—	7,370	13,071	(563)	30,904
Services rendered	7,465	35,697	486	833	1,422	—	—	142,641	82,159	(71,527)	199,176

	643,580	1,848,279	121,057	150,481	12,929	18,401	441,627	150,011	95,230	(135,904)	3,345,691

Raw materials and consumables
Purchase of electricity	30,372	1,202,615	50,677	114,125	—	966	301,180	—	—	(101,713)	1,598,222
Fuel costs	131,018	—	—	—	—	793	—	—	—	(2,489)	129,322
Other materials	1,987	51,342	14,667	7,284	5,655	44	3,152	3,152	10,870	15,367	113,520

	163,377	1,253,957	65,344	121,409	5,655	1,803	304,332	3,152	10,870	(88,835)	1,841,064

Gross Margin	480,203	594,322	55,713	29,072	7,274	16,598	137,295	146,859	84,360	(47,069)	1,504,627

Other operating income / (costs)
Supplies and services	(28,969)	(101,105)	(7,856)	(6,898)	(1,347)	(7,518)	(24,870)	(121,908)	(34,685)	24,917	(310,239)
Personnel costs	(61,031)	(203,041)	(8,603)	(7,245)	(961)	(165)	(28,763)	(30,652)	(33,448)	28,636	(345,273)
Own work capitalized	17,462	88,645	1,246	766	124	—	235	6	3,611	4,565	116,660
Other operating income / (costs)	(27)	(82,200)	1,175	(759)	184	(1,235)	(328)	36	1,299	(6,214)	(88,069)

	(72,565)	(297,701)	(14,038)	(14,136)	(2,000)	(8,918)	(53,726)	(152,518)	(63,223)	51,904	(626,921)

Gross Operating Margin	407,638	296,621	41,675	14,936	5,274	7,680	83,569	(5,659)	21,137	4,835	877,706
Depreciation and amortization	118,146	174,787	16,521	9,341	2,006	1,847	26,527	33,986	11,260	13,924	408,345
Compensation of depreciation of part-funded fixed assets	(87)	(36,251)	(88)	(412)	(318)	—	—	(154)	(4)	37,314	—
Provisions	4,916	41,982	151	427	18	—	10,676	3,357	364	632	62,523

Operating Margin	284,663	116,103	25,091	5,580	3,568	5,833	46,366	(42,848)	9,517	(47,035)	406,838
Financial income / (expense)	(33,949)	(17,168)	(10,991)	(5,052)	(622)	(7,783)	30,124	(17,196)	(2,662)	(68,588)	(133,887)
(Amortization of goodwill and concession rights)	—	—	(9,313)	(2,942)	(64)	(36)	—	(7,340)	(2,687)	(26,263)	(48,645)

Current results	250,714	98,935	4,787	(2,414)	2,882	(1,986)	76,490	(67,384)	4,168	(141,886)	224,306
Extraordinary gains / (losses)	6,862	8,481	(447)	1,946	20	(545)	12,518	(4,865)	(533)	35,943	59,380

Profit before taxes	257,576	107,416	4,340	(468)	2,902	(2,531)	89,008	(72,249)	3,635	(105,943)	283,686
Income taxes	87,047	35,170	(7,004)	(164)	1,016	—	34,972	(9,637)	2,352	(33,113)	110,639
Minority interests	2,256	—	774	—	—	(763)	22,772	(27,476)	(183)	(6,377)	(8,997)

Net attributable profit	168,273	72,246	10,570	(304)	1,886	(1,768)	31,264	(35,136)	1,466	(66,453)	182,044

Other information :

Tangible fixed assets	4,367,736	4,477,925	711,682	219,064	157,618	259,135	665,181	233,623	95,401	464,234	11,651,599
Intangible fixed assets	6,663	756	139,837	199,870	14,567	978	29,403	181,814	8,878	367,417	950,183
Current assets	1,108,217	1,072,971	76,661	81,144	43,894	38,933	781,218	170,896	110,993	(420,111)	3,064,816
Shareholders’ equity	4,101,294	1,658,780	368,534	194,150	113,526	108,043	428,732	(204,018)	53,835	(1,524,869)	5,298,007
Current liabilities	3,423,871	3,502,151	105,685	80,416	33,229	127,582	618,986	854,089	207,351	(4,130,949)	4,822,411
Investment in fixed assets	281,812	405,211	37,874	20,736	11,918	59,091	74,215	28,564	58,784	25,069	1,003,274

(a)	The electricity generation includes the renewables segment
(b)	The commercial activity of the Gas segment is aggregated with the Distribution and Supply

31

Additional disclosure of Brazil business Segment

(Amounts expressed in thousands of euros)

	Brazil
	1st Half 2004 Distribution			1st Half 2003 Distribution + Supply
	Bandeirante	Escelsa	Enersul	Bandeirante	Escelsa	Enersul	Enertrade
Turnover
Sales of electricity	239,069	126,852	89,321	226,569	124,746	72,223	18,089
Other sales	—	—	—	—	—	—	—
Services rendered	18,621	10,528	2,467	—	—	—	—

	257,690	137,380	91,788	226,569	124,746	72,223	18,089

Raw materials and consumables
Purchase of electricity	169,928	84,017	47,206	171,735	75,208	37,616	16,620
Fuel costs	—	—	—	—	—	—	—
Other materials	1,025	1,322	1,694	1,012	1,016	1,125	—

	170,953	85,339	48,900	172,747	76,224	38,741	16,620

Gross Margin	86,737	52,041	42,888	53,822	48,522	33,482	1,469

Other operating income / (costs)
Supplies and services	(12,676)	(6,197)	(4,724)	(11,111)	(7,800)	(5,543)	(444)
Personnel costs	(12,502)	(10,003)	(8,025)	(11,872)	(9,429)	(7,136)	(327)
Own work capitalized				235	—	—	—
Concession and power-generating rents	—	—	—	—	—	—	—
Other operating income / (costs)	(1,359)	(1,984)	(1,112)	840	(732)	(300)	(110)

	(26,537)	(18,184)	(13,861)	(21,908)	(17,961)	(12,979)	(881)

Gross Operating Margin	60,200	33,857	29,027	31,914	30,561	20,503	588
Depreciation and amortization	10,940	8,323	7,562	10,352	8,300	7,802	73
Provisions	3,862	2,694	1,693	2,104	6,573	1,999	—

Operating Margin	45,398	22,840	19,772	19,458	15,688	10,702	515
Financial income / (expense)	(8,550)	(37,057)	(8,820)	(14,863)	48,095	(3,096)	(12)
(Amortization of goodwill and concession rights)	—	—	—	—	—	—	—

Current results	36,848	(14,217)	10,952	4,595	63,783	7,606	503
Extraordinary gains / (losses)	(3,089)	(169)	(1,460)	(1,708)	21,095	(6,891)	22

Profit before taxes	33,759	(14,386)	9,492	2,887	84,878	715	525
Income taxes	12,514	(5,179)	4,421	621	30,603	3,624	122
Minority interests	744	(4,165)	1,765	79	24,563	(1,871)	—

Net attributable profit	20,501	(5,042)	3,306	2,187	29,712	(1,038)	403

Other information :

Tangible fixed assets	237,067	214,892	185,556	248,828	224,633	191,589	131
Intangible fixed assets	19,770	9,946	5,873	14,921	8,700	5,745	37
Current assets	217,027	234,093	100,919	300,381	325,005	145,383	10,449
Shareholders’ equity	204,298	84,490	122,143	197,033	105,668	120,535	5,496
Current liabilities	213,229	160,210	109,237	317,934	183,305	110,919	6,828
Investment in fixed assets	12,462	7,305	7,862	37,580	17,596	15,279	—

32

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

35. Commitments

As at June 30, 2004, the breakdown of financial commitments not shown in the balance sheet in respect of guarantees provided (no mortgages have been provided) is as follows:

Commitments	Group Euro’000
Guarantees of a financial nature
Guarantees provided by Group entities - Portugal
to domestic banks	72,674
to foreign banks	236,944
to other foreign entities	5,300
Guarantees provided by Group entities - Spain
to foreign banks	37,057
to other foreign entities	9,610
Guarantees provided by Group entities - Brazil
to foreign banks	149,819

511,404

Guarantees of an operational nature
Guarantees provided by group entities - Portugal
to other domestic entities	54,114
to foreign banks	14,535
to other foreign entities	24,023
Guarantees provided by group entities - Spain
to foreign banks	52,776
to other foreign entities	628

146,076

657,480

Bank guarantees provided for operational activities are as follows:

Group Euro’000
Domestic banks	12,352
Foreign banks	76,799

89,151

The breakdown of financial commitments in respect of swap contracts outstanding on the balance sheet date is as follows:

	Group
	Jun 2004		Dec 2003
	Assets Euro’000	Liabilities Euro’000	Assets Euro’000	Liabilities Euro’000
Interest rate swaps :
EUR	2,997,445	3,339,837	3,117,287	3,510,669
GBP	200,000	—	200,000	—
JPY	8 000,000	—	8,000,000	—

On the date of the first application of IAS 32 and IAS 39, EDP did not have all the documents required to be able to comply with the requirements for hedge accounting. Therefore, all changes in the fair value of derivatives have been recorded in accordance with amounts reflected for U.S. GAAP standard “FAS 133” in EDP’s 2002 Form 20-F as filed with the U.S. Securities and Exchange Commission. Consequently, all variations to the fair value of these instruments have been recognised in the statement of income for the year as from the date of the adoption.

However, owing to the process of transition to the IFRS, in which the EDP Group has been involved for some time, the preparation of the documentation required for these financial derivatives to be considered as hedging instruments had started in 2003 and was completed in the beginning of 2004. Therefore, hedge accounting was applied for those instruments in accordance with IAS 39.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

Taking into account the fact that financial instrument assets are recorded under accruals and deferrals assets and that financial instrument liabilities are recorded under accruals and deferrals liabilities, the relevant information is as follows:

	Group
	Jun 2004 Assets Euro’000	Dec 2003 Liabilities Euro’000
Trading derivatives	(6,530)	(3,317)
Foreign exchange swaps	251	—
Fair value hedge
- Derivatives	2,805	—
- Covered liabilities	(2,805)	—

	(6,279)	(3,317)

The maturity of these derivatives instruments is as follows:

	Group Jun 2004
	Up to 3 months Euro’000	3 months to 1 year Euro’000	1 year to 5 years Euro’000	More than 5 years Euro’000	Total Euro’000
Interest-rate contracts:
Interest-rate swaps	—	350,000	200,000	2,422,455	2,972,455
Options bought and sold	25,000	2,923,272	250,000	500,000	3,698,272

	25,000	3,273,272	450,000	2,922,455	6,670,727

Interest-rate and exchange-rate contracts:
CIRS (currency and interest rate swaps)	—	45,500	27,882	320,000	393,382

	25,000	3,318,772	477,882	3,242,455	7,064,109

The possible real interest rates on the various financial derivatives instruments are as follows:

	Group Jun 2004
	Currency	EDP Pays		EDP Receives
Interest-rate contracts:
Interest-rate swaps	Euro	4.50%	2.17%	6.40%	2.35%
Interest-rate and exchange-rate contracts:
CIRS (currency and interest rate swaps)	EUR / JPY	2.4740%	2.4190%	0.7000%	0.2550%
CIRS (currency and interest rate swaps)	EUR / GBP	3.4860%		6.6250%

	Euro’000	Group Jun 2004
Interest-rate contracts:
Options bought on interest rates (CAP purchases)	3,735,697	4.82%	2.51%
Options sold on interest rates (CAP sale)	1,000,000	5.30%	4.10%
Options sold on interest rates (FLOOR sale)	3,735,697	3.50%	2.27%

36. Employee Stock Option Plans

The EDP Group began a stock option programme under the terms approved by the General Meeting, applicable to senior management and directors, with a view to stimulating the creation of value, in keeping with the practice employed by similar companies.

The aim of the plan, approved in 1999, is to grant over a period of five years purchase options on shares representing the EDP share capital. The number of options to be awarded cannot exceed 16,250,000 (following the stock split in which each share was replaced by 5 shares of a par value equal to 1/5 of the value before the stock split), each option giving entitlement to the acquisition of one share. In the event of alteration of the EDP share capital, this limit and the number of options already granted may be adjusted so that the size of the plan and/or the position of the beneficiaries of the option remain substantially the same as the size and/or position existing prior to the fact in question. This provision may be applicable in other cases that, in the opinion of the board of directors of EDP, warrant identical treatment.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

The consideration payable for the acquisition of shares granted under the stock options (exercise price) is the weighted average of the closing prices of EDP shares during the period prior to the date defined as the option-granting date fixed by the EDP board of directors. The exercise price may be corrected in the event of: a) alteration to the share capital; b) distribution of dividends and other reserves to shareholders having a significant effect on the price of the EDP shares; and c) the occurrence of other facts of a similar nature that, in the judgement of the EDP board of directors, warrant such corrections.

The liabilities assumed within the scope of the EDP incentives plans in respect of directors and certain senior staff in the service of the Group companies are recognised as a cost in each period, taking into account the time to maturity of the option exercise right or of the attribution of the shares. The respective provision is set aside/increased taking into account the staggering of the rights granted and of the inherent costs, over the life of the plan. These costs correspond to the difference between the estimated cost of acquisition of the shares by the Company and their selling price to the employees. The corresponding costs are recorded under “ Staff costs”, and costs inherent in the respective hedging operations are recorded under “Financial costs and losses”.

37. Reconciliation to accounting principles generally accepted in the United States of America

The consolidated financial statements of EDP Group have been prepared in accordance with Portuguese GAAP which varies in certain significant aspects from U.S. GAAP. Differences that have a significant effect on the Group consolidated results of operations and shareholders’ equity are as follows:

a) Revaluation of fixed assets

The Group’s fixed assets that were acquired prior to 1993 are stated at revalued amounts as permitted under Portuguese GAAP. The revalued fixed assets are being depreciated over their estimated useful lives on their revalued basis. Under U.S. GAAP, fixed assets may not be stated at more than their historical acquisition cost. Accordingly, in the accompanying reconciliation, the increases in shareholders’ equity and the related increase in depreciation expense occurring as a result of such revaluations have been reversed for all periods presented. Depreciation for corporate income tax purposes is based on the original acquisition cost and 60% of the additional revaluation increment. Therefore, the adjustments also reflect the remaining deferred tax benefit arising from the revaluation increments. The effect of the revaluation on the gains and losses on disposals is not significant.

b) Capitalized overhead

The EDP Group capitalizes a portion of its general and administrative overhead to the cost of its assets under construction. Under U.S. GAAP, such costs are expensed in the period incurred.

c) Foreign exchange differences

As permitted under Portuguese GAAP, prior to 1995, the EDP Group capitalized net foreign exchange differences (both gains and losses) that resulted from loans contracted to fund capital expenditures denominated in non-escudo currencies. Under U.S. GAAP, foreign exchange gains and losses may not be capitalized.

d) Deferred costs

The EDP Group capitalizes and amortizes research and development expenses, advertising costs, major repairs and maintenance costs, and reorganization costs. Under U.S. GAAP, such amounts are expensed in the period incurred. The Group also defers and amortizes subsidies received with respect to research and development costs (included in deferred revenue in the consolidated balance sheets). Under U.S. GAAP, the benefit of the subsidies would be included in income as the related research and development costs are incurred.

e) Hydrological correction account

As required by Government regulation, the Group records a liability amount to smooth the effect on its earnings that result from changes in hydrological conditions. Under U.S. GAAP, the effect of future changes in hydrological conditions would be viewed as a general business risk and such a recording would not be permitted. Since July 2000, the movement of gain/losses for hydro conditions are charged to REN and not to the income statements.

The hydrological correction adjustments presented below in the U.S. GAAP net income reconciliation reflect the net change for the year in the Hydrological correction account which consists of the amounts disclosed in Note 19.

f) Distribution to management and employees

The EDP Group customarily distributes a portion of its net income to management and employees. The amount of the distribution generally amounts to one month’s salary. Under Portuguese GAAP, this distribution is reflected in the period in which formal shareholder approval is obtained and is recorded as a reduction of retained earnings or other reserves. U.S. GAAP requires that such distributions be recorded as compensation expense in the period to which they relate.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

g) Employee retirement benefits

The Company and some of its subsidiaries have pension obligations, both defined benefit and contribution and also medical benefits for retired employees. Costs for defined contribution are expensed when incurred. Accumulated obligations and annual expenses for medical and defined benefit pension plans are determined on actuarial basis. The company adopted this policy in Portuguese GAAP by implementing IAS 19 in 1999. For U.S. GAAP the company is using SFAS 87 and SFAS 106 as from 1995.

Thus, differences in accounting for these obligations are basically originated from the date of determination of transition obligation (1989 for U.S. GAAP purposes and 1996 for Portuguese GAAP) and the assumptions relating the adherence rate to the early retirement plan for the period 1999-2002, as well as for recognition the additional pension minimum liability.

h) Accounts receivable

Under Portuguese GAAP a provision for doubtful accounts is established based on historical collection experience and evaluation of the current status of existing receivable balances. However, accounts receivables are only written-off when a customer is declared bankrupt by a court of law. Under U.S. GAAP, the write-off of a receivable would occur when collection is not probable.

In 1998, 1999 and 2000 the Company reached agreements with various municipalities on the terms of the future settlement of various old accounts receivable that under Portuguese GAAP had been fully provided in the past. Under U.S. GAAP, the collection of the receivables in question had previously been considered not probable and consequently had been written off. Therefore, under U.S. GAAP the benefit from the recovery of these accounts receivable may only be recorded when the amounts are actually received.

i) Power purchase agreements

As permitted under Portuguese GAAP, REN has recorded the minimum contracted payments made to producers of the Binding sector in connection with PPAs as an expense of the respective periods. U.S. GAAP would require these agreements to be treated as acquisitions of assets and the assumption of capital lease obligations because the power plants’ production is fully dedicated and at the direction of REN and the agreements are for the duration of the estimated useful lives of the power plants.

Prior to July 1, 2000, PPAs held by REN were reflected in the balance sheet amounts on the U.S. GAAP basis presented below by recognition of a fixed asset and a capital lease obligation recorded at the inception of the term of the agreements equal to the present values of the minimum payments required under the agreements, less estimated executory costs. The reconciliation presented below also reflects the allocation of the minimum payments, less the estimated executory costs, between a reduction in the liability and interest expense. In addition, an adjustment has been made for the depreciation expense of the fixed asset.

In accordance with U.S. GAAP PPAs between REN and CPPE were accounted for as capital lease receivables for CPPE and a capital lease obligations for REN. The generation assets related to the PPAs were recorded in REN’s accounts. Prior to July 1, 2000, the effects of the PPAs between the two related companies were eliminated as a result of consolidation.

j) Equity accounting on investments

The Group’s equity investments and equity in earnings (primarily of REN and Hidrocantábrico) are affected by certain accounting differences between U.S. GAAP and Portuguese GAAP. The differences affecting the Group’s investments and equity in earnings include: revaluation of fixed assets, overheads capitalized, deferred costs, employee termination benefits, distribution to management and employees, PPAs and deferred income taxes. These differences are as described in the respective narratives.

k) Disposal of REN

Under Portuguese GAAP, sale proceeds from the disposal of the EDP 70% interest in REN were equal to the net book value of the interest sold, resulting in no gain or loss recorded on the transaction. Under U.S. GAAP, the net book value of the interest sold was reduced as a result of the accounting differences between Portuguese GAAP and U.S. GAAP; therefore, the proceeds received from the disposal of REN exceeded the net book value of the interest disposed, resulting in a gain on disposal and the remaining investment in REN must be reduced accordingly.

l) Derivative instruments

The EDP Group uses derivative instruments in the normal course of business, to offset fluctuations in earnings and cash flows associated with movements in exchange rates, interest rates and commodity prices. Derivative instruments are not generally held by the company for speculative trading purposes. FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by FAS 137, FAS 138 and FAS 149, was adopted by the Company with effect from January 1, 2001 under U.S. GAAP. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. FAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in orders to qualify for hedge accounting. However, EDP have not designated any hedge relationships for US GAAP.

From January 1, 2003 (as discussed at note 2a) IAS 39 was adopted on Portuguese GAAP, and IAS 39 compliant hedge relationships were designated and documented from January 2004.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

m) Amortization of goodwill

As of January 1, 2002 U.S. GAAP requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually. Concession rights continue to be amortized, as this is a finitive lived intangible asset. In June 2003 and June 2004 the goodwill amortization charged to the profit and loss account was adjusted under U.S. GAAP in the amount of Eur 25,704 thousand and Eur 29,644 thousand.

n) Equity Method vs Proportional consolidation

The investment in Hidrocantábrico where EDP owns 40% of its share capital is jointly controlled with two other main shareholders with a residual amount of 1.2% of share capital owned by other shareholders. Under Portuguese GAAP, associated companies where the parent company exercises significant influence together with other shareholders, even if the parent company’s participation is fewer than 50%, are proportionately consolidated. Under U.S. GAAP these investments are accounted for by the equity method as presented in adjustment j).

o) Tariff adjustments and accounting for rate regulated entities

Prior to 1999, the selling price of electricity in Portugal was based upon a negotiated price between the EDP and the Government. Tariffs were generally based on operating costs incurred during a year associated with average hydrological conditions. However, there were no specific guidelines in place that ensure that the Group would recover actual cost incurred during this time.

On January 1, 1999, and again on January 1, 2002, a new tariff regime was introduced that established formulae for the calculation of the selling price of electricity in Portugal. These tariffs at current market conditions allow for the EDP to recover actual costs incurred; however, not all of the criteria necessary to adopt the U.S. GAAP accounting for regulated industries exist. Therefore, U.S. GAAP requirements applicable to regulated industries have not been applied.

On January 1, 2002, the regulator implemented alternative revenue programs which allow EDP to increase tariffs in future periods to recover allowable revenues. Future tariff increases have been recorded in the current year for Portuguese GAAP and are reversed under U.S. GAAP.

p) Guarantees

Under U.S. GAAP, the guarantees related to the Group’s operations with bank loans and other operational activities must be adjusted and presented as a liability. These adjusted amounts are related to the purchase of electricity and the receivable of some subsidies from the government.

q) Regulatory assets

During 2003 the Company set up a restructuring plan, which is intended to be completed by 2006. The costs that will be expensed in those 4 years, were accepted by the Portuguese regulator, to be recovered through the tariffs, in the next 20 years. As such, until June 30, 2004 the Company recorded a regulated asset against a provision for restructuring (no effect on equity) in the amount of Eur 223,3 million. For U.S. GAAP purposes the regulatory asset and regulatory liability and the related regulatory income were reversed as such amounts are nor recorded under U.S.GAAP.

r) Income taxes

Until December 31, 1998, as permitted under Portuguese GAAP, income taxes were accounted for in accordance with the taxes payable method based on estimated income taxes currently payable as determined by Government regulations. Under U.S. GAAP and, subsequent to January 1, 1999, under Portuguese GAAP, income taxes are provided using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their tax bases. A valuation allowance is provided based on the expected realization of the deferred tax assets. Additionally, any deferred tax effect of other U.S. GAAP adjustment is reflected.

s) Operating income

Under U.S. GAAP, except for losses resulting from discontinued operations which would be presented separately, substantially all the amounts in Note 32 would be included in the determination of operating income.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

Net income

	Jun 2004 US$’000	Jun 2004 Euro ‘000	Jun 2003 Euro ‘000
Net income as reported under Portuguese GAAP	334,083	274,852	182,043

U.S. GAAP adjustments increase (decrease) due to:
a. Depreciation of revaluation of fixed assets	109,331	89,947	95,629
b. Capitalized overheads	(9,717)	(7,994)	(9,751)
c. Depreciation of exchange differences	13,185	10,847	9,617
d. Deferred costs	23,474	19,312	47,823
e. Hydrological correction adjustments	5,857	4,819	5,948
f. Distribution to management and employees	(15,693)	(12,911)	(12,296)
g. Pension and other post-retirement benefits	60,436	49,721	(20,869)
h. Accounts receivable – municipalities	1,504	1,237	1,545
i. Power purchase agreements – after REN disposal	(7,184)	(5,910)	(6,099)
j. Equity accounting on investments - REN	23,235	19,116	50,753
j. Equity accounting on investments - Hidrocantábrico	103	85	1,869
l. Derivative instruments	800	658	81,012
n. Amortization of goodwill	36,032	29,644	25,704
o. Tariff adjustments	135,669	111,616	(14,955)
q. Regulatory assets	(37,797)	(31,096)	(50,149)
Other	(1,291)	(1,062)	(412)
r. Income taxes	(90,019)	(74,059)	(52,175)

Net adjustments	247,925	203,970	153,194

Net income in accordance with U.S. GAAP	582,008	478,822	335,237

Basic and diluted net income per share	0.20	0.16	0.11

Shareholders’ equity
	Jun 2004 US$’000	Jun 2004 Euro ‘000	Dec 2003 Euro ‘000
Shareholders’ equity as reported under Portuguese GAAP	6,520,211	5,364,221	5,298,007
U.S. GAAP adjustments increase (decrease) due to:
a. Revaluation of fixed assets	(1,033,316)	(850,116)	(940,063)
b. Capitalized overheads	(863,038)	(710,027)	(702,033)
c. Exchange differences capitalized	(317,782)	(261,441)	(272,289)
d. Deferred costs	(36,143)	(29,735)	(49,047)
e. Hydrological correction adjustments	389,457	320,409	315,590
f. Distribution to management and employees	(15,693)	(12,911)	(22,519)
g. Pension and other post-retirement benefits	85,949	70,711	20,990
g. Additional minimum pension liability	(469,279)	(386,079)	(293,814)
h. Accounts receivable – municipalities	(82,202)	(67,628)	(68,865)
i. Power purchase agreements – after REN disposal	(277,839)	(228,580)	(222,671)
j. Equity accounting on investments - REN	61,293	50,426	31,310
j. Equity accounting on investments - Hidrocantábrico	(3,540)	(2,912)	(2,997)
k. Gain on disposal of REN	(178,181)	(146,591)	(146,591)
l. Derivative Instruments	3,409	2,804	—
m. Amortization of goodwill	116,662	95,979	66,335
o. Tariff adjustments	(19,811)	(16,299)	(127,915)
p. Guarantees	(9,745)	(8,017)	(10,114)
q. Regulatory assets	(85,750)	(70,547)	(39,450)
Other	(2,971)	(2,444)	(1,382)
r. Income taxes	762,607	627,402	664,856

Net adjustments	(1,975,913)	(1,625,596)	(1,800,669)

Shareholders’ equity in accordance with U.S. GAAP	4,544,298	3,738,625	3,497,338

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

Certain significant line items of the balance sheets as presented on a Portuguese GAAP basis would be as follows after application of U.S. GAAP differences:

	Group
	Jun 2004 Euro ‘000	Dec 03 Euro ‘000
Fixed assets	7,324,363	7,172,209
Total assets	18,118,138	17,730,012
Total current liabilities	3,414,602	3,279,785
Total long-term liabilities	10,731,077	10,891,738
Total liabilities and minority interests	14,379,513	14,232,674
Shareholders’ equity:
Share capital	2,944,423	2,950,980
Other comprehensive income	(850,762)	(773,711)
Reserves and retained earnings	1,644,964	1,320,069

	3,738,625	3,497,338

Total liabilities and shareholders’ equity	18,118,138	17,730,012

Comprehensive income

For purposes of presenting its reconciliation of shareholders’ net equity and net income from Portuguese GAAP to U.S. GAAP, in 1998 the Company adopted FAS 130, “Reporting Comprehensive Income”. This standard requires reporting the components of comprehensive income, the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and the components thereof in an entity’s financial statements. The non-owner changes in equity that have not been included in income include accounts such as foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. The adoption of FAS 130 resulted in revised and additional disclosures for U.S. GAAP reporting purposes, but had no effect on the financial position, results of operations, or liquidity of the Company.

The comprehensive income for June 30, 2004 and 2003 is as follows:

	Group
	Jun 2004 Euro ‘000	Jun 2003 Euro ‘000
Net income in accordance with U.S. GAAP	478,822	335,237
Change in currency translation adjustment	(12,952)	(44,663)
Unrealized gains (losses) on investments	149,633	—
Tax effect of unrealized gains (losses) on investments	(5,677)	—
Additional minimum pension liability	(92,265)	(38,698)
Tax effect on additional minimum liability	25,373	12,770

Comprehensive income	542,934	264,646

Earnings per ordinary share

Basic earnings per share is based upon the weighted average number of Ordinary Shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of Ordinary Shares outstanding during the year plus the effect of Ordinary Shares issuable upon the exercise of employee stock options using the treasury stock method. During 1999, the Company established two employee stock option plans. The shares issued under these plans had no material effect on the weighted average Ordinary Shares outstanding. Ten Ordinary Shares equal one American Depository Share (ADS).

	Group
	Jun 2004 Euro ‘000	Jun 2003 Euro ‘000
Net income – Portuguese GAAP	274,852	182,043
Net income - U.S. GAAP	478,822	335,237
Weighted average Ordinary Shares outstanding	2,975,651,332	2,980,342,044
Weighted average ADS outstanding	297,565,133	298,034,204

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

	Group
	Jun 2004 Euro	Jun 2003 Euro
Net income per Ordinary Share:
Basic and diluted – Portuguese GAAP	0.09	0.06
Basic and diluted – U.S. GAAP	0.16	0.11
Net income per ADS:
Basic and diluted – Portuguese GAAP	0.92	0.61
Basic and diluted – U.S. GAAP	1.61	1.13

Employee stock option plans

The Company has two fixed option plans. Under the 1999 option plan for members of the Board of Directors of EDP, the Company may grant options for up to 2,450,000 shares of common stock. Under the 1999 option plan for members of the boards of directors of the EDP’s operating companies and senior officers of EDP and its subsidiaries, the Company may grant options for up 16,120,000 shares of common stock. Under both plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant and an option’s maximum term is 5 years. Options are granted at the discretion of the board of directors of EDP and vest over a two year service period.

A summary of the status of the Company’s two fixed stock option plans as of December 31, 2003 and June 30, 2004, and changes during the years then ended on those dates is presented below:

	Shares available for grant under 1999 option plans	Option activity	Weighted average exercise price
Balance December 31, 2002	16,413,750	2,286,250
Options forfeited	—	(353,992)	—
Options granted	—	490,000	—

Balance December 31, 2003	16,413,750	2,422,258

Options forfeited	—	—	—
Options granted(1)	—	—	—

Balance June 30, 2004	16,413,750	2,422,258

At the general shareholders meeting held on May 10, 2000, an increase in the number of options available under the 1999 options plans was approved to adjust the plans for an increase in the number of directors from 5 to 7.

Of 2,400,000 options granted in 1999, only 2,286,250 were accepted by directors and executive officers.

(1)	The number of options to be granted for 2004 has not yet been determined.

The basic and diluted earnings per ordinary share as reported would not change if calculated as if the fair value based method of SFAS 123, Accounting for Stock-Based Compensation, had been applied to all awards.

The following table summarizes information about stock options outstanding and exercisable as of June 30, 2004.

Options outstanding	Weighted average exercise price	Weighted average remaining contractual life	Options exercisable
2,422,258	3.35	0,83 years	—

Proportional consolidation

As mentioned on note 2.c) the Company consolidates interests in jointly controlled entities, using the proportional method, namely Hidrocantábrico (HC). For US GAAP purpose investments in jointly controlled entities must be accounted using the equity method. The differences in accounting treatment between proportional consolidation and the equity method of accounting have no impact on reported stockholders’ equity or net income. Rather, they relate solely to matters of classification and display.

Condensed financial information relating to the Company’s pro rata interest in Hidrocantábrico is as follows:

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

	HC Jun 2004 Euro ‘000	HC Dec 2003 Euro ‘000
Balance sheet information
Tangible and intagible fixed assets	1,814,054	1,870,271
Current assets	134,497	150,572
Non current assets	68,137	21,500

Total assets	2,016,688	2,042,343

Loans	666,134	787,675
Curent Liabilities	292,498	188,895
Non-current liabilities	79,996	99,191

Total Liabilities	1,038,628	1,075,761

Minoriry Interests	181,769	175,127
EDP’s Investment	796,291	791,455

	HC Jun 2004 Euro ‘000	HC Jun 2003 Euro ‘000
Statement of income information
Net Revenue	350,498	280,134
Operating Costs, net	(322,258)	(254,833)
Other operating income (costs)	(20,528)	(12,376)
Minoriry Interests	(3,530)	(774)

Net income	4,182	12,151

38. Relevant and subsequent events

EDP signed a five-year revolving credit facility

On July, 27 2004, EDP - Electricidade de Portugal, S.A. signed a five year Revolving Credit Facility in the amount of EUR 1, 300 million. The Facility replaces EDP’s two existing and unutilised credit lines - EUR 600 million revolving credit facility maturing on 22nd August 2004 and the EUR 700 million revolving credit facility dated 27th March, 2003 - and will be used as a back up line for the company’s “Euro Commercial Paper Programme” as well as for general corporate purposes. Current international loan market conditions allowed EDP to extend the term of its credit lines in more favourable terms and to reduce the costs associated with the maintenance of these liquidity lines. The syndication process attracted strong support from EDP’s international relationship banks and resulted in a significant over-subscription. Since EDP decided not to increase the facility amount, the participating bank’s commitments were scaled back accordingly.

EDP increases stake in hidrocantábrico to 95.7% by acquiring an additional 56.2% stake from ENBW, CAJASTUR and CÁSER

On July 29, 2004, EDP has today entered into a set of agreements with Energie Baden-Württemberg AG (“EnBW”), Caja de Ahorros de Asturias (“Cajastur”) and Caja de Seguros Reunidos,Compañía de Seguros y Reaseguros, S.A. (“Cáser”) that Hill lead to the acquisition of an additional 56.2% stake in Hidroeléctrica del Cantábrico, S.A. (“Hidrocantábrico”), and permit EDP to increase its current stake from 39.5% to 95.7% of Hidrocantábrico’s share capital. The total consideration to be paid by EDP within this transaction will be Eur 1.195 million.

Simultaneously, Cajastur will receive shares equivalent to approximately 5.4%-5.8% of EDP share capital to become one of the largest shareholders of EDP, trengthening the strategic partnership between both companies.

This transaction will be financed through a share capital increase by means of a rights issue in the amount of Eur 1.200 million, through the issue of new shares to EDPshareholders. EDP has ensured that a group of financial institutions undertake to subscribe all the shares that are not subscribed for by the shareholders of the company.

The execution of the rights issue is subject to the approval by the Portuguese Government of a privatisation Decree-Law of EDP, and the registration of the subscription public offer with the Comissão do Mercado de Valores Mobiliários. Thelaunching of the offer is expected to occur in October.

The agreements reached with the remaining shareholders of Hidrocantábrico provide for the acquisition of the entire stake held by EnBW in Hidrocantábrico (34.6%) for a consideration of Eur 649 million to be paid in cash, the acquisition of a 17.5% stake held by Cajastur for a consideration of Eur 453 million to be paid with EDP shares and the acquisition of a 4.1% stake held by Cáser for a consideration of eur 93 million to be paid in cash.

The completion of the transaction will result in the termination of the shareholders agreement of Hidrocantábrico currently in force, allowing for a higher degree of integration of EDP’s and Hidrocantábrico’s activities.

Within the scope of this new strategic partnership, aimed at the optimisation of the combined operation of EDP and Hidrocantábrico in the Iberian market, Cajastur and Cáser will keep a 3.1% stake in Hidrocantábrico, as well as certain veto rights, particularly in relation with matters concerning regional interests, which will preserve Hidrocantabrio’s links with the region of Asturias.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

June 30, 2004 (unaudited), December 31, 2003 and June 30, 2003 (unaudited)

In addition, Cajastur will have the right, for a long period of time, to sell out of Hidrocantábrico’s share capital through a put option on EDP. The price of this put option is indexed to the value of EDP shares, ensuring the interests of EDP and Cajastur are unequivocally aligned.

The number of EDP shares to be delivered to Cajastur will be determined based on the volume weighted average price of EDP’s shares during the six months prior to July 28, 2004 (Eur 2.29 per share), adjusted for the technical dilution effect of the capital increase.

The Board of Directors of EDP requested the Chairman of the General Shareholders Meeting to call a general shareholders meeting for October 7, 2004, in order to obtain the approval of the amendment to the articles of association of the company to delegate to the Board of Directors the ability to execute the share capital increase once the new phase of the company’s privatisation is approved. The rights issue will ensure certainty of funds to finance the transaction, preserving the Group´s balance sheet strength and sustaining profitability per share in the future. EDP has ensured that a group of financial institutions composed by Caixa Geral de Depósitos, Goldman Sachs, Millennium bcp, Morgan Stanley and UBS undertake to subscribe the shares that are not subscribed for by the shareholders of the company.

Completion of the acquisition by EDP of the shares held by Hidrocantábrico’s remaining shareholders is subject to certain conditions precedent including the approval of the transaction at the General Shareholders Meeting of EDP, the approval by the EU Commission with respect to the its compliance with EU antitrust rules and the non-opposition by the Spanish authorities.

The strengthening of the partnership through the acquisition of Hidrocantábrico will enable both companies to maximise management flexibility and optimise business integration at the Iberian level. This is a key factor for EDP to successfully implement its business strategy and for the positioning of the Group as a top tier energy player in the Iberian market. This will be achieved through the optimization of the energy generation assets portfolio, based on dispatch centralization and coordinated expansion of generation capacity, the definition and execution of a joint retail strategy for Portugal and Spain and integrated management of the gas assets portfolio.

EDP believes the completion of this transaction will enable it to implement a series of measures to achieve significant synergies between the companies, including cash savings from implementing coordinated strategies for energy generation and commercialisation, joint management of energy trading in the market, and the coordination of gas and other fossil-fuel sourcing activities.

The agreement reached with Cajastur will also allow Hidrocantábrico to focus on its core-business. A divestment of its cable TV assets is expected once the transaction has been executed. Such divestment is expected to generate a substantial capital gain.

EDP concludes Framework Agreement with a view to Acquisition of Control of the Natural Gas Industry in Portugal

On February 6, 2004, within the context of Council of Ministers’ Resolution 68/2003 of May 10, in respect of the restructuring of the Portuguese energy sector, EDP concluded a framework agreement with Eni, S.p.A. (Eni), establishing the heads of agreement reached by the parties with regard to bringing together the gas and electricity industries, and also with regard to the final structure of the share capital of GDP, SGPS, S.A. (GDP), 51% of which is expected to be held by EDP and 49% by Eni. However, during the transition period, REN – Rede Eléctrica Nacional may come to have a minority holding in GDP up to the conclusion of the process of separation of regulated assets such as the high-pressure natural gas network.

The direct involvement of these companies in the natural gas business will be undertaken on the basis of a reference figure of Eur 1.2 billion attributed to the whole of the gas assets (including such regulated assets as come to be transferred to REN) currently held by the GALP Energia group. Implementation of this transaction is based on the assumption that the direct involvement of EDP in the natural gas business will be underpinned by the economic value resulting from its sale of its holding in GALP Energia, in which EDP has a 14.7% stake, and for this reason it is not expected that the transaction will require any additional investment by EDP.

EDP and Eni are now concerning the contracts to structure the operation and to define the corporate governance of GDP, to be concluded by the end of 2004.

The conclusion of the transaction will in any case depend on approval by the respective fair trade authorities.

EDP Clarifies the Market on the Process of Definition of the Compensation Value of the CAEs

On March 5, 2004, EDP informed the market and the public in general that the process of definition of the value of compensation (CMEC – Contractual Balance Maintenance Costs) linked to the possible transition of the energy acquisition contracts (CAEs) to the market system within the scope of MIBEL was still underway and had not therefore been concluded.

On March 8, 2004, in response to several requests for clarification in view of the news published in respect of the early termination of the Energy Acquisition Contracts (CAEs), EDP once again stated:

1. That not being party to the work of the European Commission and the Portuguese Government in progress in Brussels, EDP was entirely unaware of any progress or of the content thereof;

2. That investors and the market in general should not base investment decisions on the figures that had been published, which EDP considered totally unfounded and whose calculation criteria it was unable to reconstitute; and

3. That, as it had disclosed on several occasions, EDP would only formalise the early termination of the CAEs, provided that an economically neutral and equivalent alternative were ensured, certified by independent entities, and that it believed that this could occur until the end of year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 20, 2004

EDP-Electricidade de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer